     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 1997


                                                      REGISTRATION NO. 333-21343
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 2

                                       TO

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                              ACCELGRAPHICS, INC.
                     (EXACT NAME OF SMALL BUSINESS ISSUER)

             DELAWARE                            3670                           77-0450627
   (STATE OR OTHER JURISDICTION      (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)


          1942 ZANKER ROAD, SAN JOSE, CALIFORNIA 95112 (408) 441-1556

         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)


                                JEFFREY W. DUNN

                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              ACCELGRAPHICS, INC.

          1942 ZANKER ROAD, SAN JOSE, CALIFORNIA 95112, (408) 441-1556

           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                               ------------------

                                   COPIES TO:

                  MICHAEL W. HALL                                   JOHN W. CAMPBELL
               EDMUND S. RUFFIN, JR.                               TAMARA POWELL TATE
                  AMY L. CUSTALOW                                      DAVID LORIE
                 MARIBETH YOUNGER                                MORRISON & FOERSTER LLP
   VENTURE LAW GROUP, A PROFESSIONAL CORPORATION                    425 MARKET STREET
                2800 SAND HILL ROAD                          SAN FRANCISCO, CALIFORNIA 94105
           MENLO PARK, CALIFORNIA 94025                              (415) 268-7000
                  (415) 854-4488

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                               ------------------

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------


                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
                                                           PROPOSED      PROPOSED MAXIMUM
                                         DOLLAR AMOUNT MAXIMUM OFFERING      AGGREGATE        AMOUNT OF
         TITLE OF EACH CLASS OF              TO BE         PRICE PER         OFFERING        REGISTRATION
      SECURITIES TO BE REGISTERED        REGISTERED(1)     SHARE(2)          PRICE(2)           FEE(3)
-----------------------------------------------------------------------------------------------------------
Common Stock............................  $29,900,000       $10.00          $29,900,000       $9,060.61
===========================================================================================================



(1) Dollar amount to be registered consists of 2,990,000 shares of Common Stock at $10.00 per share.


(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).


(3) Previously paid in connection with the Company's initial filing.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Dated April 10, 1997


                                2,600,000 Shares

                                      LOGO

                                  Common Stock
                         ------------------------------

     Of the 2,600,000 shares of Common Stock offered hereby, 2,145,000 shares are being issued and sold by AccelGraphics, Inc. ("AccelGraphics" or the "Company") and 455,000 shares are being sold by certain selling stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


     Prior to this offering, there has been no public market for the Common Stock of the Company. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "ACCL." It is currently estimated that the initial public offering price will be between $9.00 and $10.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price.

                         ------------------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 5 HEREOF.
                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================
                                 Price to      Underwriting    Proceeds to    Proceeds to Selling
                                  Public       Discount (1)    Company (2)     Stockholders (2)
--------------------------------------------------------------------------------------------------
Per Share..................         $               $               $                  $
Total (3)..................         $               $               $                  $
==================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses, estimated at $750,000, payable by the Company.


(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 390,000 additional shares of Common Stock at the Price to Public less the Underwriting Discount to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."


                         ----------------------------------

     The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for such shares will be made at the offices of Cowen &
Company, New York, New York, on or about             , 1997.

COWEN & COMPANY
                 ROBERTSON, STEPHENS & COMPANY

                                  SOUNDVIEW FINANCIAL GROUP, INC.

               , 1997

                                   [PICTURE]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

The AccelGraphics logo, AccelGraphics(R), AccelVIEW(R) and AG300(R) are registered trademarks of the Company. AccelECLIPSE(TM), AccelSTAR(TM), AG500(TM) and Flying Carpet(TM) are trademarks of the Company. This Prospectus also contains the trademarks of other companies.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as set forth in the Consolidated Financial Statements or as otherwise noted, all information in this Prospectus
(i) assumes a one-for-two reverse stock split of the Common Stock and Preferred Stock which was effective on March 13, 1997, (ii) assumes the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering, (iii) reflects the reincorporation of the Company from California to Delaware which was effective on March 12, 1997, and (iv) assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriting."

                                  THE COMPANY

     AccelGraphics, Inc. ("AccelGraphics" or the "Company") is a leading provider of high-performance, cost-effective, 3-dimensional ("3D") graphics subsystems, software accelerators and application utility software products for the professional Windows NT and Windows 95 markets. The Company pioneered the development of professional 3D graphics subsystems for use with Microsoft's Windows NT operating system ("NT"). A 3D graphics subsystem integrates graphics acceleration chip(s), specialized hardware, firmware, software and memory. The Company's 3D graphics subsystems, when included in an Intel Pentium, Pentium Pro or Digital Alpha-based computer, create a new class of computer system called a "Personal Workstation." Personal Workstations, which often sell for less than $10,000, provide capabilities and performance comparable to more expensive 3D graphics RISC/UNIX workstations. In January 1995, AccelGraphics shipped what the Company believes was the first 3D graphics subsystem for NT and currently offers four distinct 3D graphics subsystem product lines.

     3D computing is a highly effective way to realistically and intuitively visualize, analyze, animate and communicate data. Engineers, designers, scientists and researchers who previously used 2-dimensional ("2D") technology now can work faster and more efficiently by using 3D technology to create, modify and complete more sophisticated models. 3D computing is inherently complex and computationally demanding, requiring up to or greater than half a billion calculations per second. Since the 1980s, professionals have primarily used RISC/UNIX workstations for 3D computing. However, RISC/UNIX workstation vendors have developed proprietary operating systems, processors, buses, application programming interfaces ("APIs") and 3D graphics subsystems, resulting in expensive systems which are often difficult to integrate into corporate computing networks.

     In contrast to RISC/UNIX workstations, 3D capabilities of the personal computer ("PC") have been extremely limited due to restrictions of PC operating systems and the lack of sufficient microprocessor power, application software and high-performance standard 3D APIs. Several technological innovations, including Intel's Pentium and Pentium Pro processors and PCI bus architecture, Microsoft's NT operating system and the introduction of OpenGL, a high-performance 3D graphics API, have overcome many of these limitations. However, to perform fully functional, high-performance 3D computing, an NT-based integrated 3D graphics subsystem is required.

     The Company's products include a family of 3D graphics subsystems for applications based on OpenGL and other 3D APIs, such as Autodesk's Heidi. Through the Company's extensive experience in 3D algorithms, the interaction of 3D applications with OpenGL and overall 3D graphics system integration, AccelGraphics delivers robust, well-integrated subsystem solutions to the professional 3D graphics market. According to IDC, the world wide unit volume of 3D graphics subsystems for workstations will grow at a compounded annual growth rate of 106% from 36,000 units in 1996 to over 650,000 units in the year 2000.

     The Company sells its products through original equipment manufacturers ("OEMs") and a worldwide network of value added resellers ("VARs") and distributors. Digital Equipment Corporation ("Digital"), Epson Direct, Hewlett-Packard Company ("HP"), Hitachi, Ltd., Samsung Electronics Co., Ltd. and Tri-Star Computer Corporation purchase the Company's fully-integrated 3D graphics subsystems for use in high-performance Personal Workstations. Revenues from Digital and HP accounted for 51% of the Company's revenue in 1996. The Company also has technical relationships with Intel Corporation and Microsoft Corporation, as well as with key component suppliers including 3Dlabs, Inc., Cirrus Logic, Inc., Evans & Sutherland Computer Corporation, and Mitsubishi Electric Corporation. To enhance the performance of applications which use the Company's 3D graphics subsystems, AccelGraphics has developed relationships, some of which include joint engineering projects, with many leading independent software vendors ("ISVs") such as Autodesk, Inc. and Autodesk Inc.'s Kinetix division, Computer Associates International, Inc., Electronic Data Systems Corporation's Unigraphics division, Matra Datavision S.A., Microsoft Corporation's Softimage, Parametric Technology Corporation, Ricoh Corporation, Structural Dynamics Research Corporation and Visible Decisions, Inc.

     The Company was incorporated in April 1994 in the State of California and commenced operations in late 1994. The Company will be reincorporated in Delaware in March 1997. The Company's principal executive offices are located at 1942 Zanker Road, San Jose, California 95112. Its telephone number is (408) 441-1556.

                                  THE OFFERING

Common Stock offered:
  By the Company.................................  2,145,000 shares
  By the Selling Stockholders....................  455,000 shares
Common Stock to be outstanding after the
  offering.......................................  7,906,307 shares(1)
Use of proceeds..................................  General corporate purposes including payment of certain indebtedness, working
                                                   capital, capital expenditures, research
                                                   and development and potential acquisitions
                                                   of businesses and technologies. See "Use
                                                   of Proceeds."
Nasdaq National Market symbol....................  ACCL

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    THREE MONTHS ENDED
                                                         -----------------------------------------           YEAR ENDED
                                                                     JUNE                                   DECEMBER 31,
                                                         MAR. 31,     30,     SEPT. 30,   DEC. 31,       -------------------
                                                           1996      1996       1996        1996           1995       1996
                                                         --------   -------   ---------   --------       --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues.............................................  $ 2,371    $3,067     $ 4,260    $ 8,973        $  3,911   $ 18,671
  Gross profit.........................................      901     1,052       1,401      3,240           1,410      6,594
  Income (loss) from operations........................     (532)     (589)       (578)       864          (4,401)      (835)
  Net income (loss)....................................  $  (560)   $ (595)    $  (598)   $   821        $ (4,465)  $   (932)
  Pro forma net loss per share (2).....................                                                             $  (0.15)
  Shares used to compute pro forma net loss per share
    (2)................................................                                                                6,272


                                                                                     DECEMBER 31, 1996
                                                                       ----------------------------------------------
                                                                                                         PRO FORMA
                                                                        ACTUAL        PRO FORMA(3)     AS ADJUSTED(4)
                                                                       --------       ------------     --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..........................................  $  2,979         $  2,979          $ 18,435
  Working capital....................................................     5,030            5,030            20,486
  Total assets.......................................................     8,439            8,439            23,895
  Long term obligations..............................................     1,782            1,782                34
  Mandatorily redeemable convertible preferred stock.................     8,930               --                --
  Total stockholders' equity (deficit)...............................    (5,170)           3,760            20,964


---------------

(1) Based on shares outstanding at December 31, 1996, excluding 63,250 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.36 per share and 1,006,867 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.30 per share. See "Management -- Stock Option and Incentive Plans."

(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing pro forma net loss per share.

(3) Reflects the conversion of all outstanding shares of Redeemable Convertible Preferred Stock into 4,508,657 shares of Common Stock upon the closing of this offering.


(4) Adjusted to reflect the receipt of estimated net proceeds from the sale by the Company shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and the payment of approximately $1,748,000 of indebtedness to Kubota Corporation. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus.

LIMITED HISTORY OF PROFITABILITY AND UNCERTAINTY OF FUTURE FINANCIAL RESULTS

     The Company has incurred a net operating loss in each year since commencing operations in late 1994. As a result, the Company had an accumulated deficit as of December 31, 1996 of approximately $5.5 million. The Company has only one quarter of profitability, which may not be indicative of future operating results, and the Company does not believe that current revenue growth rates are sustainable. To date, the Company has earned substantially all of its revenues from sales of its AG300/500, AccelPRO and AccelPRO TX hardware product lines. There can be no assurance that the Company will ever achieve profitability on an annual basis in the future or that it can sustain profitability on a quarterly basis. The Company has completed only slightly more than two years of operations and is subject to the risks inherent in the operation of a new business, such as the difficulties and delays often encountered in the development and production of new, complex technologies. There can be no assurance that the Company will be able to address these risks.

     The Company expects to expand its research and development, sales and marketing and administrative capabilities. The anticipated increase in the Company's operating expenses caused by this expansion could have a material adverse effect on the Company's operating results if revenues do not increase at an equal or greater rate. Also, the Company's expenses for these and other activities are based in significant part on its expectations regarding future revenues and are fixed to a large extent in the short term. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SIGNIFICANT VARIABILITY IN QUARTERLY RESULTS

     The Company's quarterly operating results have varied significantly in the past and are likely to vary significantly in the future. The Company's quarterly results are affected by a wide variety of factors including the gain or loss of significant customers, size and timing of individual orders, timely introduction and market acceptance of new products offered by the Company and its competitors, availability, reliability and cost of components, the Company's success in negotiating original equipment manufacturer ("OEM") and other customer agreements, customer order deferrals in anticipation of new products, technological changes in operating systems or applications, variations in manufacturing quality or capacities, changes in the pricing policies of the Company or its competitors, changes in demand for 3-dimensional ("3D") graphics functionality, changes in the mix of revenues from products having differing gross margins, changes in sales channel mix, changes in average sales prices, warranty expenses, fluctuations in the Company's expense levels, the Company's success at expanding its direct sales force and indirect distribution channels, risks related to international operations, extraordinary events such as litigation or acquisitions and general industry and economic conditions, as well as other factors. Any of the above risks could have a material adverse effect on the Company's business, financial condition and results of operations.

     Quarterly revenues and operating results depend primarily on the volume, timing and shipment of orders during the quarter, which are difficult to forecast because customers generally place their orders on an as-needed basis and, accordingly, the Company has historically operated with a relatively small backlog. The Company's third party distribution channels provide the Company with limited information regarding the quantity of the Company's products in the sales channel. This reduces the Company's ability to predict fluctuations in revenues resulting from a surplus or a shortage in its distribution channel and could contribute to volatility in the Company's results of operations and cash flows. A surplus of inventory in the distribution channel could unexpectedly cause a reduction in product shipments and revenues. Moreover, a disproportionate percentage of the Company's revenues in any quarter may be generated in the last month of a quarter. As a result, a shortfall in revenues in any quarter as compared to expectations may not be identifiable until near the end of the quarter. The Company may experience relatively weak demand in third quarters due to historically weak summer sales in Europe.

     The Company's gross margins are impacted by the sales channel mix, mix of products sold, increased competition and related decreases in unit average selling prices, introduction of new products, availability, reliability and cost of components from the Company's subcontractors and suppliers, and general economic conditions. Currently, the Company is focusing on increasing its sales to OEMs, which have historically yielded lower margins than other channels. Individual product lines generally provide higher margins at the beginning of the life cycle and lower margins as the product line matures. In addition, the Company's markets are characterized by rapidly changing technology and declining average selling prices. Accordingly, the Company's gross margins may decline from the levels experienced to date, which could have an adverse effect on the Company's business, financial condition and results of operations.

     A significant portion of the Company's operating expenses are relatively fixed in the short term and planned expenditures are based on revenue forecasts. As a result, if revenues are below levels needed to offset these operating expenses, the Company's business, financial condition and results of operations may be disproportionately affected because only a portion of the Company's expenses vary with revenue. The Company generally must plan production, order components and undertake its development, sales and marketing activities several months in advance of shipping product and recognizing revenues. Accordingly, any shortfall in revenues in a given quarter may impact the Company's operating results and cash balances in a magnified way due to the Company's inability to adjust expenses or inventory during the quarter to match the level of revenues for the quarter. In addition, in the event the Company's customers desire to purchase products in excess of forecasted amounts, the Company may not have sufficient inventory or access to sufficient manufacturing capacity to meet such demands. Although the Company has experienced growth in revenues in recent quarters, there can be no assurance that the Company will sustain such revenue growth or be profitable on an operating basis in any future period. For the foregoing reasons, the Company believes that period-to-period comparisons of its results are not necessarily meaningful and should not be relied upon as indications of future performance. Further, it is likely that in some future quarter the Company's revenues or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Common Stock could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RAPID TECHNOLOGICAL CHANGE

     The computer industry in general, and the markets for the Company's products in particular, are characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Customer preferences can change rapidly and new technology can quickly render existing products obsolete. In order to keep pace with this rapidly changing market environment, the Company must continually develop and incorporate into its products technological advances and new features desired by customers at competitive prices. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological changes or changes in customer requirements and industry standards, or that the Company's enhanced or new products will adequately address the changing needs of the marketplace. Additionally, application programming interfaces ("APIs") have evolved and changed over time. Although OpenGL has developed into a leading industry standard API for professional 3D graphics development, it is likely that industry standards will continue to evolve to meet rapidly changing customer requirements. There can be no assurance that the Company will be successful in developing and marketing product enhancements or new products that respond to these evolving standards. Failure by the Company to respond effectively to changes in the 3D graphics market, to develop or acquire new technology or to successfully conform to industry standards would have a material adverse effect on the business, financial condition and results of operations of the Company. Operating systems and independent software vendor ("ISV") applications are updated from time to time. The Company must constantly monitor these changes and upgrade its products to remain compatible with any upgrades in operating systems and ISV applications. There can be no assurance that the Company will be successful in developing new versions or enhancements to its products or that the Company will not experience delays in the upgrade of its products. In the event that there are delays in the completion of any upgrade to its products, the Company's business, financial condition and results of operations would be materially adversely affected. In addition, the Company strives to achieve compatibility between the Company's products and 3D graphics applications the Company believes are or will become popular and widely adopted. The Company invests substantial resources in development efforts aimed at achieving such compatibility. Any failure by the Company to anticipate or respond adequately to changes in applications could result in a loss of competitiveness and could adversely affect the Company's business, financial condition and results of operations. See " -- Dependence on ISV Relationships" and "Business -- Research and Development."

SHORT PRODUCT LIFE CYCLES

     The market for the Company's products is characterized by frequent new product introductions and rapid product obsolescence. The life cycles of the Company's products are difficult to estimate. Generally, life cycles of personal computer 3D graphics subsystems are relatively short, approximately six to fifteen months. The Company must constantly monitor industry trends and select new technologies and features for its products, as well as monitor the timing of introduction of new products. Moreover, short product life cycles, coupled with single-source supply of components used in the Company's products, may prevent the Company from being able, in a timely manner, to reduce its procurement commitments, production or inventory levels in response to obsolescence, unexpected shortfalls in orders, revenues or declines in prices or, conversely, to increase production in response to unexpected increases in demand. Failure to respond to the market adequately could have a material adverse effect on the Company's business, financial condition and results of operations. The timing of the end of a product's life cycle is difficult to predict and is typically characterized by steep declines in unit sales, pricing and margins. As new products are planned and introduced, the Company may not be able to control the inventory levels of older products and phase out production, potentially resulting in excess inventory and the expenses associated therewith. The Company could experience unexpected reductions in revenues from older generation products as customers anticipate new products. To the extent the Company is unsuccessful in managing product transitions, its business, financial condition and results of operations would be adversely affected. See "Business -- Research and Development."

RELIANCE ON THIRD PARTY DISTRIBUTION AND MAJOR OEMS

     The Company relies on OEMs, value added resellers ("VARs") and a network of distributors for both domestic and international revenues. In particular, sales to Digital Equipment Corporation ("Digital") and Hewlett-Packard Company ("HP") accounted for approximately 28% and 23% of 1996 revenues, respectively, and sales to NeTpower, Inc. ("NeTpower"), a former customer, accounted for approximately 17% of the Company's revenues in 1995. The Company believes that its future success may depend upon its ability to broaden its customer base. There can be no assurance that a major customer will not reduce, delay or eliminate its purchases from the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. Further, HP has a non-exclusive manufacturing license pursuant to which it is granted the right to manufacture or have manufactured the Company's products in the event of the Company's bankruptcy, receivership or failure to supply HP with specified quantities of products due to a cause not associated with the negligence of either party for the term of the agreement or until the Company is out of bankruptcy or receivership. Digital has a non-exclusive manufacturing license pursuant to which it is granted the right to manufacture the Company's products in the event that the Company is unable to supply Digital with specified quantities of products, until the Company demonstrates its ability and readiness to assume its obligations. In the event the Company were required to grant such nonexclusive manufacturing rights to Digital, HP or any other OEM that subsequently may obtain such rights, such grant could have the effect of decreasing the value of the Company's ownership rights with respect to such products and/or decrease the Company's revenues, either of which could have an adverse effect on the Company's business, financial condition or results of operations. The Company's customer agreements are short term and automatically renew each year and generally may be canceled for convenience upon written notice by either party. Generally, there are no minimum purchase requirements for the Company's OEMs, VARs and distributors. Some of the Company's OEMs, VARs and distributors offer competitive products manufactured internally or by third parties. There can be no assurance that the Company's OEMs, VARs and distributors will give a priority to the marketing of the Company's products as compared to competing products or alternative solutions or that such OEMs, VARs and distributors will continue to offer the Company's products. Moreover, there can be no assurance that the Company will continue to sell substantial quantities of its products to these OEMs, VARs and distributors, or that upon any termination of the Company's relationships with any of these OEMs, VARs or distributors, the Company would be able to obtain suitable alternate distributions channels. The loss of one or more of the Company's OEMs, VARs or distributors could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, the Company's southern and northern European distributor maintains a credit limit with the Company for the purchase of a certain amount of the Company's products. In the event that the demand for the Company's products exceeds this credit limit, the Company may be unable to increase the credit limit and supply this distributor with additional quantities of products. Accordingly, the Company may experience significant backlog and delays in the supply of additional products to this distributor, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers, Sales and Marketing."

     Although the Company seeks information from end users who purchase the Company's products from OEMs, VARs and distributors, the Company generally does not sell directly to end users and cannot directly observe their experience with the Company's products. The Company also does not have direct control over the marketing and support efforts of its OEMs, VARs and distributors. This may result in the inability of the Company to identify potential opportunities with these customers and may cause a potential delay by the Company in the recognition and correction of any problems with such OEM, VAR or distributor sales or support organizations. Failure of the Company to respond to customer preferences or experience with its products or the failure of OEMs, VARs or distributors to market and support the Company's products successfully, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers, Sales and Marketing."

DEPENDENCE ON SUBCONTRACTORS AND SOLE-SOURCE SUPPLIERS

     The Company relies on subcontractors to manufacture, subassemble, test and ship the Company's products. The Company relies on sole-source suppliers for certain critical components, such as 3Dlabs, Inc. ("3Dlabs") for its graphics acceleration chips, Mitsubishi Electric Corporation ("Mitsubishi") for its graphics acceleration chips and 3DRAM chips and Nan Ya PCB Service Co. ("Nan Ya") for its printed circuit boards. In addition, there is a limited availability of certain application specific integrated circuit chipsets that provide VRAM and DRAM memory. The Company procures its components and products through purchase orders and does not have specific requirement agreements with any of its subcontractors or suppliers. Each of the Company's subcontractors and suppliers can cease supplying the services, products or components at any time with no penalty. In the event it becomes necessary for the Company to replace a key subcontractor or supplier, the Company could incur significant manufacturing set-up costs and delays while new sources are located and alternate components are integrated into the design of the Company's products. There can be no assurance that the Company will be able to maintain its current subcontractor and supplier relationships or that the Company will be able to find suitable replacement subcontractors and suppliers, if necessary. Although the Company maintains ongoing efforts to obtain required quantities of products, component shortages may exist from time to time, and there can be no assurance that the Company's current subcontractors and suppliers will continue to provide sufficient quantities of suitable quality product components at acceptable prices. The Company's emphasis on maintaining low inventory may accentuate the effects of any shortages that may result from sole source products or subcontractors. The inability of the Company to obtain product components at their historical cost levels would directly affect the cost of the Company's products. Also, product components may contain undetected errors or "bugs" when first supplied to the Company that, despite testing by the Company, are discovered only after the Company's product has been installed and used by customers. There can be no assurance that errors will not be found in the Company's products due to errors in the product components, or that any such errors will not impair the market acceptance of these products or require significant product recalls. Problems encountered by customers and product recalls could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's ability to respond to greater than anticipated market demand may be constrained by availability of services, products or components. Further, one of the Company's subcontractors is located in Hong Kong. When Hong Kong transitions to the authority of the Peoples' Republic of China, the Company could experience disruption in the supply of products from that subcontractor. The loss of subcontractors or suppliers or the failure of subcontractors or suppliers to meet the Company's price, quality, quantity and delivery requirements would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products" and "-- Manufacturing."

DIFFICULTIES IN MANAGING GROWTH

     The Company has experienced significant growth in its business over the past two years which has placed demands on the Company's operational and financial personnel and systems, outside manufacturing capacity, research and development, technical support and other resources. The Company is expanding its sales and marketing organizations, developing its distribution channels to penetrate different and broader markets, funding additional research and development and increasing its support organization to accommodate its growing customer base. With continued growth, the Company may find it necessary to enhance existing and implement new financial and management information systems and controls and train its personnel to effectively operate such systems. Any delay in the implementation of or any disruptions in the transition to such new and enhanced systems and controls and personnel training could adversely affect the Company's ability to accurately forecast sales demand and adjust third party manufacturing to such demand, adjust purchasing levels, accurately record and control inventory levels and record and report financial and management information on a timely and accurate basis. Inaccuracy in demand forecasts in the environment in which the Company operates can quickly result in either insufficient or excess inventory and disproportional overhead expenses. Certain of the Company's officers have recently joined the Company, including the Company's Vice President of Engineering, and the Company anticipates further significant increases in the number of employees. The Company plans to expand the geographic scope of its customer base and operations. Failure to manage these changes and to expand effectively any of these areas would have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Manufacturing."

DEPENDENCE ON KEY PERSONNEL; NEED TO ATTRACT AND RETAIN HIGHLY SKILLED PERSONNEL

     The success of the Company depends to a large extent upon its ability to continue to attract and retain highly skilled personnel. Competition for employees in the high technology sector in general, and in the graphics industry in particular, is intense, and there can be no assurance that the Company will be able to attract and retain sufficient numbers of qualified employees. The Company has recently experienced a significant expansion in the overall level of its business and the scope of its operations, including research and development, marketing, sales, technical support and administration. It may become increasingly difficult to hire, train and assimilate the new employees needed given the market conditions. If the Company is unable to continue to attract and retain sufficient numbers of qualified employees, it may be required to rely on more expensive consultants. The Company has not entered into employment agreements with any of its key personnel. Additionally, the Company has not required its key personnel to enter into noncompetition agreements with the Company. The Company's inability to retain, attract and assimilate certain members of the executive management team or key employees would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees," "Management -- Executive Officers and Directors" and "-- Executive Compensation."

COMPETITION

     The market for 3D graphics accelerators is extremely competitive and subject to rapid change. The Company expects competition to increase in the future from existing competitors and from new market entrants with products that may be less costly than the Company's products or provide better performance or additional features not currently provided by the Company. The Company competes with the following three major groups: professional 3D graphics board companies (including Intergraph Corporation and Dynamic Pictures, Inc.), RISC/UNIX workstation companies (including Sun Microsystems, Inc. ("Sun") and Silicon Graphics, Inc. ("SGI")) and traditional volume personal computer ("PC") board suppliers (including ELSA GmbH, Diamond Multimedia Systems, Inc. and Matrox Electronic Systems Ltd.). A variety of potential actions by any of the Company's competitors could have a material adverse effect on the Company's business, financial condition and results of operations. Such actions may include reduction of product prices, increased promotion, announcement or accelerated introduction of new or enhanced products, product giveaways, product bundling or other competitive actions.

     Many of the companies that currently compete with the Company or that may compete with the Company have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. As a result, these competitors may be able to respond more quickly and effectively to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and support of their products than the Company. Consequently, the Company expects to continue to experience increased competition, which could result in significant price reductions, loss of market share and lack of acceptance of new products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete against current or future competitors successfully or that competitive pressures faced by the Company will not have a material adverse effect upon its business, financial condition and results of operations.

RISK OF MIGRATION TO THE MOTHERBOARD

     The Company's 3D graphics subsystems function with Personal Workstations to provide additional 3D and 2-dimensional ("2D") graphics performance and functionality. As technology becomes more widely utilized, it may become economically feasible to incorporate certain 3D graphics capabilities onto PC motherboards or into microprocessors. The Company recognizes that migration could occur with respect to the functionality provided by the Company's current products. The Company's success is largely dependent on its ability to continue to develop products which incorporate higher performance technologies and additional functionality which system manufacturers have not yet fully incorporated into PC motherboards or microprocessors. While the Company believes that a market will continue to exist for add-in subsystems that provide additional performance and advanced functionality and that offer flexibility in systems configuration, there can be no assurance that the incorporation of certain 3D and 2D capabilities onto PC motherboards or microprocessors will not adversely affect the market for the Company's products and consequently, the Company's business, financial and results of operations could be materially adversely affected.

DEPENDENCE ON ISV RELATIONSHIPS

     The Company's business strategy includes developing strategic relationships with major ISVs that serve the 3D graphics market, including Autodesk, Inc. ("Autodesk") and Autodesk's Kinetix division ("Kinetix"), Computer Associates International, Inc., Electronic Data Systems Corporation's ("EDS") Unigraphics division, Matra Datavision S.A., Microsoft Corporation's ("Microsoft") Softimage, Parametric Technology Corporation ("PTC"), Ricoh Corporation, Structural Dynamics Research Corporation ("SDRC") and Visible Decisions, Inc. The Company has devoted substantial engineering and management resources to developing relationships with its ISV partners. If any of the Company's current or future ISV partners were to cease supporting the Company's products, such action could have a material adverse effect on the Company's business, financial condition and results of operations. Further, there can be no assurance that the Company will be able to successfully sustain its relationships or enter into new relationships with major ISVs on terms acceptable to the Company or at all. See "Business -- Strategic Relationships."

UNCERTAINTY REGARDING DEVELOPMENT OF 3D GRAPHICS MARKET

     The 3D graphics market on NT workstations has recently begun to develop and is rapidly evolving. The Company's future financial performance will depend in large part on the continued growth of this market and the demand for 3D graphics for professional 3D applications. The failure of the 3D graphics market to achieve anticipated growth levels or a substantial change in 3D graphics customer preferences would have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, demand for the Company's products is also dependent upon the widespread development of 3D graphics applications by ISVs, the success of the Company's customers in effectively developing a market for the Company's products and the willingness of end users to pay for enhanced 3D capabilities on NT workstations. The Company's products currently are designed for use on NT and/or Windows 95 workstations. In the event that end users, and particularly businesses, delay their adoption of or fail to adopt NT or Windows 95, the market for the Company's products would be diminished and the Company's business, financial condition and results of operations could be materially adversely affected.

LIMITED HISTORY OF PRODUCT DEVELOPMENT

     The Company's products are complex, are based on relatively new technology and have a limited history of reliability. The Company generally provides a three-year warranty for its products. In general, the Company's return policy permits return within five days after receipt of products that do not meet product specifications. Companies engaged in the development and production of new, complex technologies and products often encounter difficulties in performance and reliability and delays in product introduction and volume shipments. Additionally, products as complex as those offered by the Company may contain undetected errors or "bugs" when introduced that, despite testing by the Company, are discovered only after a product has been installed and used by customers. There can be no assurance that the Company will be successful in resolving any problems with the Company's existing or future products. Failure by the Company to resolve manufacturing or operational problems with any existing product or any new product in a timely manner would have a material adverse effect on the Company's business, financial condition and results of operations.

     The success of the Company will likely depend on its ability to develop and market new products that provide superior performance at competitive prices. Any quality, reliability or performance problems with such products, regardless of materiality, or any other actual or perceived problems with the Company's products, could have a material adverse effect on market acceptance of such products and the Company's reputation. There can be no assurance that such problems or perceived problems will not arise or that, even in the absence of such problems, the Company's products will receive market acceptance. A failure of the Company's products to receive market acceptance for any reason would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the announcement by the Company of new products and technologies could cause customers to defer purchases of the Company's existing products, which would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Products," "-- Manufacturing" and " -- Competition."

SOFTWARE DEFECTS

     The Company is continuing to upgrade and improve features of AccelVIEW 3D, Flying Carpet and software incorporated into its hardware products. The Company's software products, and its hardware products incorporating any software, are extremely complex as a result of such factors as advanced functionality, the diverse operating environments in which they may be deployed, the need for interoperability and the multiple versions of such products that must be supported for diverse operating platforms, languages and standards. These products may contain undetected errors or failures when first introduced or as new versions are released. The Company generally provides a three-year warranty for its products. In general, the Company's return policy permits return within five days after receipt of products that do not meet product specifications. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance. Such loss or delay would likely have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, new versions or upgrades to operating systems and ISV applications may require upgrades to the Company's software products to maintain compatibility with these new versions or upgrades. There can be no assurance that the Company will be successful in developing new versions or enhancements to its software or that the Company will not experience delays in the upgrade of its software products. In the event the Company experiences delays or is unable to maintain compatibility with operating systems and ISV applications, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business -- Products."

INTERNATIONAL REVENUES

     The Company's international revenues accounted for approximately 22% and 31% of the Company's 1995 and 1996 revenues, respectively, and primarily consisted of sales to third party distributors based in the United Kingdom and Germany. However, the Company believes that products sold to its European distributors are resold throughout Europe. The Company expects that international revenues will continue to account for a significant portion of its total revenues in future periods. International revenues are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, government controls, political instability, longer payment cycles, difficulties in collecting accounts receivable, difficulties in staffing and managing foreign operations and potentially adverse tax consequences. The Company's inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. Fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to end users in a particular country, leading to a reduction in sales in that country. The impact of future exchange rate fluctuations cannot be predicted adequately. To date, the Company has not found it appropriate to hedge the risks associated with fluctuations in exchange rates, as substantially all of the Company's foreign sales have been denominated in U.S. dollars. However, if future transactions are denominated in foreign currencies, the Company may undertake hedge transactions. There can be no assurance that any hedging techniques implemented by the Company would be successful or that the Company's results of operations would not be materially adversely affected by exchange rate fluctuations. In general, certain seasonal factors and patterns impact the level of business activities at different times in different regions of the world. For example, sales in Europe are adversely affected in the third quarter of each year as many customers and end users reduce their business activities during the summer months. These seasonal factors and currency fluctuation risks could have a material adverse effect on the Company's business, financial condition and results of operations. Further, because the Company operates in different countries, the Company's management must address differences in regulatory environments and cultures. Failure to address these differences successfully could be disruptive to the Company's operations and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers, Sales and Marketing."

RISKS ASSOCIATED WITH INTELLECTUAL PROPERTY

     Although the Company has three patent applications filed in the United States, these claims are not related to the Company's current product lines. Instead, the Company relies exclusively on trade secret and copyright protection for its proprietary technology. Despite the Company's precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technologies without authorization or to develop competing technologies independently. Furthermore, the laws of certain countries in which the Company does business, including countries in which the Company does a significant amount of business, such as the United Kingdom and Germany, may not protect the Company's software and intellectual property rights to the same extent as the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. If unauthorized copying or misuse of the Company's products were to occur to any substantial degree, or if a competitor of the Company were to effectively duplicate the

Company's proprietary technology, the Company's business, financial condition and results of operations would be materially adversely affected. Furthermore, while the Company requires employees and consultants to enter into confidentiality agreements, there can be no assurance that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its trade secrets. Certain technology used by the Company's products is licensed from third parties, generally on a non-exclusive basis. The termination of any such license, or the failure of any third party licensor to adequately maintain or update its product, could result in delay in the Company's ability to ship its products while it seeks to implement technology offered by alternative sources, if any. Any required replacement licenses could prove to be either unavailable or costly.

     Although the Company has not received notices from third parties alleging infringement claims that the Company believes would have a material adverse effect on the Company's business, there can be no assurance that third parties will not claim that the Company's current or future products or manufacturing processes infringe the proprietary rights of others. Any such claim, with or without merit, could result in costly litigation or might require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all, which could have a material adverse effect upon the Company's business, financial condition and results of operations.

FUTURE CAPITAL REQUIREMENTS

     The Company's future capital requirements will depend upon many factors, including the development of new products, the success of the Company's research and development efforts, the expansion of the Company's sales and marketing efforts and the status of competitive products. The Company believes that the net proceeds of this offering and funds available under its existing bank line of credit will be adequate to fund its operations for at least 12 months following the offering. There can be no assurance, however, that the Company will not require additional financing during such time. Further, there can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders could result. The inability to obtain acceptable financing would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

BROAD MANAGEMENT DISCRETION IN USE OF PROCEEDS

     The Company currently has no specific use planned for a significant portion of the proceeds of the Common Stock being issued and sold by it in the offering other than the payment of certain indebtedness to Kubota Corporation. As a consequence, the Company's management will have discretion to allocate a large percentage of these proceeds to uses which the stockholders may not deem desirable, and there can be no assurance that the proceeds can or will yield a return. See "Use of Proceeds."

CONCENTRATION OF STOCK OWNERSHIP

     Upon completion of this offering, the Company's directors and officers and their affiliates will beneficially own approximately 52% of the outstanding Common Stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE; BENEFITS TO EXISTING STOCKHOLDERS

There has been no public market for the Common Stock prior to this offering, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiations among the Company, the representatives of the Underwriters and the selling stockholders. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The negotiated public offering price may not be indicative of the market price for the Common Stock following this offering. In recent years, the stock market in general, and the stock prices of technology companies in particular, have experienced extreme price fluctuations, sometimes without regard to the operating performance of particular companies. Factors such as quarterly variations in actual or anticipated operating results, changes in earnings estimates by analysts, market conditions in the industry, announcements by competitors, regulatory actions and general economic conditions may have a significant effect on the market price of the Common Stock. Following fluctuations in the market price of a corporation's securities, securities class action litigation has often resulted. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, consummation of this offering will result in the creation of a public market for the Company's Common Stock that will permit secondary sales by existing stockholders and allow them to realize any unrealized gain on their shares of Common Stock. See "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION


     The initial public offering price is expected to be substantially higher than the book value per share of Common Stock. At an estimated offering price of $9.00 per share, investors purchasing shares of Common Stock in this offering will incur immediate and substantial dilution of $6.35 in the pro forma net tangible book value per share of Common Stock in this offering and will have paid approximately 68% of the total consideration paid for all shares of Common Stock outstanding. After this offering, such investors will only own approximately 33% of the Company's outstanding Common Stock. To the extent outstanding options and warrants to purchase the Company's Common Stock are exercised, there will be further dilution to new stockholders. See "Dilution."


SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 7,906,307 shares of Common Stock, assuming no issuance of any shares nor exercise of any outstanding stock options or warrants after December 31, 1996. On the date of this Prospectus, the 2,600,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option) will be immediately eligible for sale in the public market. An additional 5,672,027 shares of Common Stock (including approximately 353,811 shares issuable upon exercise of vested options) will be eligible for sale beginning 181 days after the date of this Prospectus, unless earlier released, in whole or in part, by Cowen & Company. Certain stockholders holding 4,177,708 shares of Common Stock (assuming exercise of outstanding warrants for 63,250 shares of Common Stock) are entitled to registration rights with respect to their shares of Common Stock. If such stockholders, by exercising their demand registration rights, cause a significant number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price of the Company's Common Stock. Sales of significant amounts of such shares in the public market after this offering, or the prospect of such sales, could adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

BLANK CHECK PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS

     The Company's Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no current plans to issue shares of Preferred Stock. The Company's

Certificate of Incorporation and Bylaws provide for, among other things, the prospective elimination of cumulative voting with respect to the election of directors, the elimination of actions to be taken by written consent of the Company's stockholders and certain procedures such as advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors. In addition, the Company's charter documents provide that the Company's Board of Directors be divided into three classes, each of which serves for a three-year term. The foregoing provisions could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors. In addition, these provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, or of making the Company less attractive to a potential acquiror of a majority of the outstanding voting stock of the Company, and may complicate or discourage a takeover of the Company. The foregoing provisions may also result in the Company's stockholders receiving less consideration for their shares than might otherwise be available in the event of a takeover attempt of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,145,000 shares offered by the Company are estimated to be approximately $17,204,000 ($20,468,000 if the Underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $9.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. Currently, the Company plans to use approximately $1,748,000 of the net proceeds to pay indebtedness to Kubota Corporation pursuant to a Subordinated Promissory Note dated June 20, 1995, which indebtedness bears interest per annum at the prime rate of interest as reported in The Wall Street Journal and is due and payable on June 20, 1998. The Company intends to use the remaining net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and research and development. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products, to obtain the right to use complementary technologies and to acquire or expand distribution channels. From time to time, the Company evaluates potential acquisitions of such businesses, products or technologies. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition of other businesses, products or technologies.


     Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade obligations. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

     The principal purposes of this offering are to create a public market for the Company's shares of Common Stock, to create an increased awareness of the Company, to increase the Company's equity capital and to facilitate future access by the Company to public equity markets.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company's existing bank line of credit currently prohibits the payment of cash dividends on its capital stock without the bank's consent.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1996 (i) on an actual basis, (ii) pro forma giving effect to the conversion of all outstanding Preferred Stock of the Company into Common Stock upon the closing of this offering and the changes in the number of authorized shares of Common and Preferred Stock (all of which will occur in connection with the sale of Common Stock offered hereby), and (iii) pro forma, as adjusted to give effect to the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.



                                                                         DECEMBER 31, 1996
                                                                 ---------------------------------
                                                                                        PRO FORMA
                                                                 ACTUAL    PRO FORMA   AS ADJUSTED
                                                                 -------   ---------   -----------
                                                                          (IN THOUSANDS)

Long-term obligations..........................................  $ 1,782    $ 1,782      $    34
                                                                 --------  --------    ---------
Mandatorily redeemable convertible preferred stock, $0.001 par value:
  Series A, 3,477,000 shares designated; 3,446,997 shares
     issued and outstanding actual; no shares issued and
     outstanding, pro forma and as adjusted....................    5,745         --           --
  Series B, 1,100,000 shares designated; 1,061,660 shares
     issued and outstanding actual; no shares issued and
     outstanding, pro forma and as adjusted....................    3,185         --           --
                                                                 --------  --------    ---------
                                                                   8,930         --           --
                                                                 --------  --------    ---------
Stockholders' equity (deficit):
  Preferred Stock, $0.001 par value; 10,000,000 shares
     authorized actual; 2,000,000 shares authorized, pro forma
     and as adjusted...........................................       --         --           --
  Common Stock, $0.001 par value; 50,000,000 shares authorized;
     1,252,650 shares issued and outstanding actual, 5,761,307
     shares issued and outstanding pro forma, 7,906,307 shares
     issued and outstanding as adjusted (1)....................        1          6            8
  Additional paid-in capital...................................      785      9,710       26,912
  Notes receivable from stockholders...........................      (89)       (89)         (89)
  Deferred stock compensation..................................     (396)      (396)        (396)
  Cumulative translation adjustment............................       (5)        (5)          (5)
  Accumulated deficit..........................................   (5,466)    (5,466)      (5,466)
                                                                 --------  --------    ---------
     Total stockholders' equity (deficit)......................   (5,170)     3,760       20,964
                                                                 --------  --------    ---------
       Total capitalization....................................  $ 5,542    $ 5,542      $20,998
                                                                 ========  ========    =========


---------------

(1) Excludes 63,250 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.36 per share, 1,006,867 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.30 per share and 1,909,536 shares available for future issuance under the 1995 Stock Plan. See
    "Management -- Stock Option and Incentive Plans," "Description of Capital Stock" and Note 7 of Notes to Consolidated Financial Statements.

                                    DILUTION


     The pro forma net tangible book value of the Company at December 31, 1996 was approximately $3.8 million, or $0.65 per share of Common Stock. Pro forma net tangible book value per share represents the amount of pro forma total tangible assets, less the amount of pro forma total liabilities, divided by the pro forma number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 2,145,000 shares of Common Stock offered hereby at an assumed price of $9.00 per share, the Company's pro forma net tangible book value as of December 31, 1996 would have been $21.0 million, or $2.65 per share. This represents an immediate increase in pro forma net tangible book value of $2.00 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $6.35 per share to new investors purchasing shares in the offering. The following table illustrates the dilution and pro forma net tangible book value per share to new investors as of December 31, 1996:



Assumed initial public offering price per share.............................            $ 9.00
  Pro forma net tangible book value per share prior to this offering........  $0.65
  Increase per share attributable to new investors..........................   2.00
                                                                              ------
Pro forma net tangible book value per share after this offering.............              2.65
                                                                                        -------
Dilution to new investors...................................................            $ 6.35
                                                                                        =======



     The following table sets forth, on a pro forma basis, as of December 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by (i) existing stockholders and (ii) new investors at an assumed offering price of $9.00 per share (before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company):



                                               SHARES PURCHASED      TOTAL CONSIDERATION
                                              -------------------   ---------------------   AVERAGE PRICE
                                               NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                              ---------   -------   -----------   -------   -------------
Existing stockholders(1)....................  5,761,307     72.9%   $ 8,945,000     31.7%      $  1.55
New investors(1)............................  2,145,000     27.1     19,305,000     68.3          9.00
                                              ---------    -----    -----------    -----
     Total..................................  7,906,307    100.0%   $28,250,000    100.0%
                                              =========    =====    ===========    =====


---------------

(1) Sales by Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 5,306,307 shares or approximately 67.1% of the total shares of Common Stock outstanding after this offering and will increase the number of shares held by new investors to 2,600,000 shares or approximately 32.9% of the total shares of Common Stock outstanding after the offering.

     The foregoing computations assume no exercise of the Underwriters' over-allotment option, outstanding warrants or outstanding options after December 31, 1996. As of December 31, 1996, there were outstanding warrants to purchase 63,250 shares of Common Stock at a weighted average exercise price of $2.36 per share, and outstanding options to purchase 1,006,867 shares of Common Stock, at a weighted average exercise price of $1.30 per share. To the extent these warrants and options are exercised, there will be further dilution to new investors. See "Capitalization," "Management -- Stock Option and Incentive Plans," "Description of Capital Stock" and Note 7 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1995 and 1996, and the consolidated balance sheet data as of December 31, 1995 and 1996 are derived from consolidated financial statements of the Company that have been audited by Price Waterhouse LLP, independent accountants, and are included elsewhere in this Prospectus. The historical results are not necessarily indicative of the results to be expected for any future period. The Company operates and reports on a fiscal year ending on the Friday nearest December 31. For convenience, fiscal years are shown in this Prospectus as ending on December 31.

                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------
                                                                        1995            1996
                                                                       -------         -------
                                                                           (IN THOUSANDS,
                                                                       EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues...........................................................  $ 3,911         $18,671
  Cost of revenues...................................................    2,501          12,077
                                                                       -------         -------
  Gross profit.......................................................    1,410           6,594
                                                                       -------         -------
  Operating expenses:
     Research and development........................................    2,618           2,663
     Sales and marketing.............................................    2,154           3,635
     General and administrative......................................    1,039           1,131
                                                                       -------         -------
          Total operating expenses...................................    5,811           7,429
                                                                       -------         -------
  Loss from operations...............................................   (4,401)           (835)
  Interest expense...................................................     (183)           (145)
  Other income, net..................................................      119              48
                                                                       -------         -------
  Net loss...........................................................  $(4,465)        $  (932)
                                                                       =======         =======
  Pro forma net loss per share(1)....................................                  $ (0.15)
                                                                                       =======
  Shares used to compute pro forma net loss per share(1).............                    6,272
                                                                                       =======

                                                                            DECEMBER 31,
                                                                       -----------------------
                                                                        1995            1996
                                                                       -------         -------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..........................................  $ 1,373         $ 2,979
  Working capital....................................................    2,530           5,030
  Total assets.......................................................    3,951           8,439
  Long term obligations..............................................    1,748           1,782
  Mandatorily redeemable convertible preferred stock.................    5,745           8,930
  Total stockholders' deficit........................................   (4,528)         (5,170)

---------------

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW

     AccelGraphics, Inc. designs, develops and markets high-performance, cost-effective, 3-dimensional ("3D") graphics subsystems, software accelerators and application utility software products for the professional Windows NT and Windows 95 markets. The Company commenced operations in late 1994. In December 1994, the Company purchased from Kubota Graphics, Inc. ("Kubota Graphics"), a subsidiary of Kubota Corporation ("Kubota"), certain inventory and intangible assets related to 3D graphics products, as well as certain property and equipment for $1.2 million, a price which the Company believes represents Kubota Graphics' lower of cost or market value. The Company used a portion of the proceeds from a $3.3 million subordinated convertible note payable to Kubota to pay the purchase price for such assets and the remaining portion of the proceeds from the note was used for working capital. As part of the Series A Preferred Stock financing of the Company, Kubota converted $1.65 million of the outstanding principal of the note into 990,000 shares of Series A Preferred Stock.

     The Company introduced its first line of 3D graphics subsystems, the AG300/500 product line, in January 1995. In mid 1996, the Company introduced its AccelPRO and AccelPRO TX product lines, which are replacing the AG300/500 product line. To date, sales of the AG300/500, AccelPRO and AccelPRO TX product lines have accounted for substantially all of the Company's revenues.

     The Company's customers include original equipment manufacturers ("OEMs"), value added resellers ("VARs") and distributors. Revenues from product sales are generally recognized upon shipment less an allowance for estimated future returns and exchanges. The Company's gross margin has varied with the mix of revenues by sales channels. OEM revenues generally yield lower gross margins.

     The Company expects to expand its research and development, sales and marketing and administrative capabilities. The anticipated increase in the Company's operating expenses caused by this expansion could have a material adverse effect on the Company's operating results if revenues do not increase at an equal or greater rate. Also, the Company's expenses for these and other activities are based in significant part on its expectations regarding future revenues and are fixed to a large extent in the short term. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets. To address these risks, the Company must, among other things, respond to competitive developments, attract, retain and motivate qualified persons, continue to upgrade its technologies and commercialize its products. There can be no assurance that the Company will be successful in addressing these and other risks.

     Although the Company has experienced significant revenue growth since its inception, particularly in its most recent quarter, the Company does not believe that such growth rates are sustainable. Past revenue growth rates may not be indicative of future revenue growth, if any, or future operating results. The Company first attained quarterly profitability in the fourth quarter of 1996. There can be no assurance that the Company will sustain profitability on a quarterly basis or will achieve profitability on an annual basis. The Company's limited operating history makes the prediction of future operating results difficult, if not impossible. See "Risk Factors -- Limited History of Profitability and Uncertainty of Future Financial Results" and "-- Significant Variability in Quarterly Results."

RESULTS OF OPERATIONS

     The following table sets forth selected items of the Company's consolidated statements of operations as a percentage of revenues for the periods indicated:

                                                                                 YEAR ENDED
                                                                                DECEMBER 31,
                                                                              ----------------
                                                                               1995      1996
                                                                              ------     -----
Revenues....................................................................   100.0%    100.0%
Cost of revenues............................................................    63.9      64.7
                                                                              ------     -----
Gross profit................................................................    36.1      35.3
                                                                              ------     -----
Operating expenses:
  Research and development..................................................    66.9      14.3
  Sales and marketing.......................................................    55.1      19.5
  General and administrative................................................    26.6       6.0
                                                                              ------     -----
     Total operating expenses...............................................   148.6      39.8
                                                                              ------     -----
Loss from operations........................................................  (112.5)     (4.5)
Interest expense............................................................    (4.7)     (0.8)
Other income, net...........................................................     3.0       0.3
                                                                              ------     -----
Net loss....................................................................  (114.2)%    (5.0)%
                                                                              ======     =====

YEARS ENDED DECEMBER 31, 1995 AND 1996

  Revenues

     Revenues increased 377% from $3.9 million in 1995 to $18.7 million in 1996. The increase was primarily due to sales of its AccelPRO and AccelPRO TX product lines following their introductions in mid 1996 and, to a lesser extent, to increased unit sales of the Company's AG300/500 product line.

     Revenues from product sales are generally recognized upon product shipment, less an allowance for estimated future returns and exchanges. Provisions for the costs of technical support services for the Company's hardware products and estimated future warranty claims are recorded as a cost of revenues upon recognition of related revenues.

     International revenues increased 582% from $850,000 in 1995 to $5.8 million in 1996, representing 21.7% and 31.0%, respectively, of revenues. The increase in international revenues is primarily a result of an increase in sales of the Company's products in Europe and, to a lesser extent, in the Pacific Rim. Revenues from the Company's international customers are generally denominated in United States dollars. Although the effects of currency fluctuations have been insignificant to date, there can be no assurance that such fluctuations will not be significant in the future. See "Risk Factors -- International Revenues."

     Revenues from the Company's former customer, NeTpower, Inc. ("NeTpower"), accounted for 16.6% of revenues in 1995. NeTpower accounted for less than 1% of revenues in 1996. Revenues from Digital and HP accounted for 27.9% and 22.8%, respectively, of revenues in 1996. The loss of any major customer, or the delay in or reduction of orders from such customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Reliance on Third Party Distribution and Major OEMs."

  Gross Profit

     Gross profit increased 368% from $1.4 million in 1995 to $6.6 million in 1996, representing 36.1% and 35.3%, respectively, of revenues. The absolute dollar increase in gross profit resulted from increased revenues, while the decline in gross profit as a percentage of revenues is primarily due to an increased proportion of sales to OEMs, which generally yield lower margins. The Company expects that gross margins may decrease over time as a result of competitive pricing pressures and changes in sales channel and product mix.

     The Company's gross margin is affected by many factors, including the sales channel mix, the mix of products sold, increased competition and related decreases in unit average selling prices, introductions of new products and the availability, reliability and cost of components and products from the Company's subcontractors and suppliers. In addition, the Company orders products in advance of planned shipments and, due to rapid technological changes or other factors such as customers curtailing or changing timing or mix of orders, there is a risk that the Company will forecast incorrectly and produce excess or insufficient inventories of particular products. The Company's customers' ability to reschedule or cancel orders without significant penalty could adversely affect the Company's operating results, as the Company may be unable to adjust its purchases from its subcontractors and suppliers to match such customers' changes and cancellations. See "Risk Factors -- Dependence on Subcontractors and Sole-Source Suppliers" and "-- Significant Variability in Quarterly Results."

  Operating Expenses

     Research and Development. Research and development expenses increased from $2.6 million in 1995 to $2.7 million in 1996, representing 66.9% and 14.3%, respectively, of revenues. Research and development expenses consist primarily of personnel costs and other personnel-related expenses, including the services of outside consultants. Research and development expenses during 1995 were negatively impacted by a heavy reliance on consultants, who are generally more expensive than employees. In 1996, research and development expenses were positively impacted by the receipt of a $190,000 non-recurring engineering fee from a technical partner to facilitate the development of the Company's AccelPRO product line. The Company anticipates that research and development expenses will increase in absolute dollars, but decrease as percentage of revenues, as the Company continues to add research and development personnel and support for new product development activities.

     Sales and Marketing. Sales and marketing expenses increased 68.8% from $2.2 million in 1995 to $3.6 million in 1996, representing 55.1% and 19.5%, respectively, of revenues. Sales and marketing expenses consist primarily of salaries, commissions, marketing expenses and technical support for the sales organization. The absolute dollar increase in sales and marketing expenses was due primarily to the expansion of the Company's sales efforts in the United States, Europe and the Pacific Rim, as well as increased marketing and public relations activities related to the introductions in 1996 of the AccelPRO and AccelPRO TX product lines. The Company anticipates that sales and marketing expenses will continue to increase in absolute dollars, but decrease as percentage of revenues, as the Company expands its sales force and marketing activities.

     General and Administrative. General and administrative expenses increased by 8.9% from $1.0 million in 1995 to $1.1 million in 1996, representing 26.6% and 6.0%, respectively, of revenues. Increased general and administrative expenses were due primarily to increased staffing and other costs incurred to support the Company's growth. The Company anticipates that general and administrative expenses will increase in absolute dollars, but decrease as percentage of revenues, to support the Company's growth and for costs associated with operating as a public company.

  Interest Expense

     Interest expense decreased from $183,000 in 1995 to $145,000 in 1996 and was primarily related to interest on the subordinated convertible note payable to Kubota. The decrease was the result of the conversion to Preferred Stock of one half of the convertible note in June 1995.

  Provision for Income Taxes

     The Company recorded no provision for income taxes in 1995 and 1996 as it incurred losses. At December 31, 1996, the Company had approximately $3.5 million of federal net operating loss carryforwards available to offset future taxable income. Future annual use of these carryforwards may be limited as a result of ownership change limitations.

     At December 31, 1996, the Company had approximately $2.2 million of deferred tax assets, comprised primarily of net operating loss and credit carryforwards and reserves not currently deductible for tax purposes. The Company believes the available objective evidence creates sufficient uncertainty regarding the realizability of such deferred tax assets; therefore a full valuation allowance has been recorded. The factors considered include the Company's history of losses, the lack of carryback capacity to realize deferred tax assets, the limitation on the annual utilization of net operating loss carryforwards, the uncertainty of the development of the products and markets in which the Company competes and the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology. The Company believes that based on the currently available evidence, it is more likely than not that the Company will not generate sufficient taxable income to realize the Company's deferred tax assets.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly financial information for the eight quarters ended December 31, 1996, and as a percentage of the Company's revenues for the periods. In the opinion of management, the data has been prepared on a basis consistent with the Company's annual consolidated financial statements included elsewhere in the Prospectus and includes all adjustments, consisting only of normal recurring adjustments that management considers necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period. See "Risk Factors -- Significant Variability in Quarterly Results."

     The Company operates under thirteen week quarters that end on the Friday closest to the calendar quarter end. As a result, a fiscal quarter may not end on the same day as the calendar quarter end. For convenience of presentation, the following unaudited quarterly financial information has been shown as ending on the last day of the calendar quarter.

                                                                       THREE MONTHS ENDED
                                         -------------------------------------------------------------------------------
                                         MAR. 31,      JUNE 30,      SEPT. 30,     DEC. 31,      MAR. 31,      JUNE 30,
                                           1995          1995          1995          1995          1996          1996
                                         ---------     ---------     ---------     ---------     ---------     ---------
                                                                         (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Revenues..............................  $   284       $   790       $ 1,036       $ 1,801       $ 2,371       $ 3,067
  Cost of revenues......................      220           497           661         1,123         1,470         2,015
                                          -------       -------       -------        ------        ------        ------
  Gross profit..........................       64           293           375           678           901         1,052
                                          -------       -------       -------        ------        ------        ------
  Operating expenses:
    Research and development............      850           583           592           593           468           586
    Sales and marketing.................      498           486           548           622           689           817
    General and administrative..........      256           263           227           293           276           238
                                          -------       -------       -------        ------        ------        ------
      Total operating expenses..........    1,604         1,332         1,367         1,508         1,433         1,641
                                          -------       -------       -------        ------        ------        ------
  Income (loss) from operations.........   (1,540)       (1,039)         (992)         (830)         (532)         (589)
  Interest expense......................      (54)          (52)          (38)          (39)          (37)          (35)
  Other income (expense), net...........       61            22            11            25             9            29
                                          -------       -------       -------        ------        ------        ------
  Net income (loss).....................  $(1,533)      $(1,069)      $(1,019)      $  (844)      $  (560)      $  (595)
                                          =======       =======       =======        ======        ======        ======


                                          SEPT. 30,     DEC. 31,
                                            1996          1996
                                          ---------     ---------

CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Revenues..............................   $ 4,260       $ 8,973
  Cost of revenues......................     2,859         5,733
                                            ------      ---------
  Gross profit..........................     1,401         3,240
                                            ------      ---------
  Operating expenses:
    Research and development............       794           815
    Sales and marketing.................       955         1,174
    General and administrative..........       230           387
                                            ------      ---------
      Total operating expenses..........     1,979         2,376
                                            ------      ---------
  Income (loss) from operations.........      (578)          864
  Interest expense......................       (36)          (37)
  Other income (expense), net...........        16            (6)
                                            ------      ---------
  Net income (loss).....................   $  (598)      $   821
                                            ======      =========

                                                                       THREE MONTHS ENDED
                                         -------------------------------------------------------------------------------
                                         MAR. 31,      JUNE 30,      SEPT. 30,     DEC. 31,      MAR. 31,      JUNE 30,
                                           1995          1995          1995          1995          1996          1996
                                         ---------     ---------     ---------     ---------     ---------     ---------
AS A PERCENTAGE OF REVENUES:
  Revenues..............................    100.0%        100.0%        100.0%        100.0%        100.0%        100.0%
  Cost of revenues......................     77.5          62.9          63.8          62.4          62.0          65.7
                                           ------        ------         -----         -----         -----         -----
  Gross profit..........................     22.5          37.1          36.2          37.6          38.0          34.3
                                           ------        ------         -----         -----         -----         -----
  Operating expenses:
    Research and development............    299.3          73.8          57.1          32.9          19.7          19.1
    Sales and marketing.................    175.4          61.5          52.9          34.5          29.1          26.6
    General and administrative..........     90.1          33.3          21.9          16.3          11.6           7.8
                                           ------        ------         -----         -----         -----         -----
      Total operating expenses..........    564.8         168.6         131.9          83.7          60.4          53.5
                                           ------        ------         -----         -----         -----         -----
  Income (loss) from operations.........   (542.3)       (131.5)        (95.8)        (46.1)        (22.4)        (19.2)
  Interest expense......................    (19.0)         (6.6)         (3.7)         (2.2)         (1.6)         (1.1)
  Other income (expense), net...........     21.5           2.8           1.1           1.4           0.4           0.9
                                           ------        ------         -----         -----         -----         -----
  Net income (loss).....................   (539.8)%      (135.3)%       (98.4)%       (46.9)%       (23.6)%       (19.4)%
                                           ======        ======         =====         =====         =====         =====


                                          SEPT. 30,     DEC. 31,
                                            1996          1996
                                          ---------     ---------
AS A PERCENTAGE OF REVENUES:
  Revenues..............................     100.0%        100.0%
  Cost of revenues......................      67.1          63.9
                                             -----         -----
  Gross profit..........................      32.9          36.1
                                             -----         -----
  Operating expenses:
    Research and development............      18.6           9.1
    Sales and marketing.................      22.4          13.1
    General and administrative..........       5.5           4.3
                                             -----         -----
      Total operating expenses..........      46.5          26.5
                                             -----         -----
  Income (loss) from operations.........     (13.6)          9.6
  Interest expense......................      (0.8)         (0.4)
  Other income (expense), net...........       0.4          (0.1)
                                             -----         -----
  Net income (loss).....................     (14.0)%         9.1%
                                             =====         =====

     Revenues in the fourth quarter of 1996 increased primarily due to a new OEM customer and acceptance by the market of the Company's AccelPRO and AccelPROTX product lines which comprised substantially all of revenues in the fourth quarter. Revenues from inception through the first two quarters of 1996 resulted primarily from sales of the AG300/500. Sales of the AG300/500 declined in the third quarter as that product line matured and was replaced with the AccelPRO and AccelPRO TX product lines. Gross margin in the second and third quarters of 1996 were adversely impacted by inventory reserves in contemplation of the discontinuance of the Company's AG300/500 product line and increased manufacturing overhead costs. Gross margin in the fourth quarter of 1996 was positively impacted by lower component costs. Research and development expenses were higher in the first quarter of 1995 due to a heavy reliance on consultants, which are generally more expensive than employees, used in developing the Company's initial product line. If the Company is unable to continue to attract and retain sufficient numbers of qualified employees, it may be required to rely on more expensive consultants. Research and development expenses in the first quarter of 1996 were positively impacted by the receipt of a $190,000 non-recurring engineering fee from a technical partner to facilitate the development of the Company's AccelPRO product line. General and administrative expenses have varied over the eight quarters primarily due to the timing of the Company's use of consultants for certain general and administrative functions. General and administrative expenses in the fourth quarter of 1996 increased due to increased personnel and related costs as well as other costs incurred to support the Company's overall growth.

     The Company's quarterly operating results have varied significantly in the past and are likely to vary significantly in the future. The Company's quarterly results are affected by a wide variety of factors including the gain or loss of significant customers, size and timing of individual orders, timely introduction and market acceptance of new products offered by the Company and its competitors, availability, reliability and cost of components, the Company's success in negotiating OEM and other customer agreements, customer order deferrals in anticipation of new products, technological changes in operating systems or applications, variations in manufacturing quality or capacities, changes in the pricing policies of the Company or its competitors, changes in demand for 3D graphics functionality, changes in the mix of revenues from products having differing gross margins, changes in sales channel mix, changes in average sales prices, warranty expenses, fluctuations in the Company's expense levels, the Company's success at expanding its direct sales force and indirect distribution channels, risks related to international operations, extraordinary events such as litigation or acquisitions and general industry and economic conditions, as well as other factors. Any of the above risks could have a material adverse effect on the Company's business, financial condition and results of operations.

     Quarterly revenues and operating results depend primarily on the volume, timing and shipment of orders during the quarter, which are difficult to forecast because customers generally place their orders on an as-needed basis and, accordingly, the Company has historically operated with a relatively small backlog. The Company's third party distribution channels provide the Company with limited information regarding the quantity of the Company's products in the sales channel. This reduces the Company's ability to predict fluctuations in revenues resulting from a surplus or a shortage in its distribution channel and could contribute to volatility in the Company's results of operations and cash flows. A surplus of inventory in the distribution channel could unexpectedly cause a reduction in product shipments and revenues. Moreover, a disproportionate percentage of the Company's revenues in any quarter may be generated in the last month of a quarter. As a result, a shortfall in revenues in any quarter as compared to expectations may not be identifiable until near the end of the quarter. The Company may experience relatively weak demand in third quarters due to historically weak summer sales in Europe.

     The Company's gross margins are impacted by the sales channel mix, mix of products sold, increased competition and related decreases in unit average selling prices, introduction of new products, availability, reliability and cost of components from the Company's subcontractors and suppliers, and general economic conditions. Currently, the Company is focusing on increasing its sales to OEMs, which have historically yielded lower margins than other channels. Individual product lines generally provide higher margins at the beginning of the life cycle and lower margins as the product line matures. Generally, life cycles of personal computer 3D graphics subsystems are relatively short, approximately six to fifteen months. In addition, the Company's markets are characterized by rapidly changing technology and declining average selling prices.

Accordingly, the Company's gross margins may decline from the levels experienced to date, which could have an adverse effect on the Company's business, financial condition and results of operations.

     A significant portion of the Company's operating expenses are relatively fixed in the short term and planned expenditures are based on revenue forecasts. As a result, if revenues are below levels needed to offset these operating expenses, the Company's business, financial condition and results of operations may be disproportionately affected because only a portion of the Company's expenses vary with revenue. The Company generally must plan production, order components and undertake its development, sales and marketing activities several months in advance of shipping product and recognizing revenues. Accordingly, any shortfall in revenues in a given quarter may impact the Company's operating results and cash balances in a magnified way due to the Company's inability to adjust expenses or inventory during the quarter to match the level of revenues for the quarter. In addition, in the event the Company's customers desire to purchase products in excess of forecasted amounts, the Company may not have sufficient inventory or access to sufficient manufacturing capacity to meet such demands. Although the Company has experienced growth in revenues in recent quarters, there can be no assurance that the Company will sustain such revenue growth or be profitable on an operating basis in any future period. For the foregoing reasons, the Company believes that period-to-period comparisons of its results are not necessarily meaningful and should not be relied upon as indications of future performance. Further, it is likely that in some future quarter the Company's revenues or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Common Stock could be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily through private sales of $7.3 million of Redeemable Convertible Preferred Stock and Common Stock, the issuance of $3.3 million of convertible debt and, to a lesser extent, credit lines. Cash used in operations was $4.6 million in 1995 and $1.3 million in 1996. For 1995, net cash used in operations was due primarily to the net loss of $4.5 million and increases in accounts receivable and inventories associated with higher revenues, which were partially offset by an increase in accounts payable and other liabilities. Net cash used in operations for 1996 was primarily due to the net loss of $932,000 and a $3.3 million increase in accounts receivable which was partially offset by a decrease in inventories and increases in accounts payable, accrued liabilities and customer deposits.

     Net cash used in investing activities was approximately $250,000 in each of 1995 and 1996 due primarily to the purchase of property and equipment. The Company has no significant capital spending or purchase commitments other than normal purchase commitments and commitments under leases. Net cash provided by financing activities was $4.1 million and $3.2 million in 1995 and 1996, respectively, due primarily to proceeds from the issuance of Preferred Stock.

     The Company has not invested in derivative securities or any other financial instrument that involves a high level of complexity or risk. Management expects that, in the future, cash in excess of current requirements will be invested in investment-grade, interest-bearing securities.

     At December 31, 1996, the Company had $3.0 million in cash and cash equivalents. The Company has a revolving line of credit agreement with a bank, which provides, through October 1997, for maximum borrowings in an amount up to the lower of 80% of eligible accounts receivable or $3.0 million. Borrowings under the line are secured by all of the Company's assets and bear interest at the bank's prime rate plus 0.25% per annum (8.5% at December 31, 1996). The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth and profitability and also restricts the Company's ability to pay cash dividends. At December 31, 1996, there were no borrowings and $1.1 million of standby letters of credit to vendors were outstanding under the line of credit.

     The Company believes that existing cash and cash equivalents of $3.0 million, its available borrowings and lines of credit, together with anticipated net proceeds from this offering, will be sufficient to finance its working capital and capital expenditure requirements for at least the next 12 months. Thereafter, the Company may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through bank borrowings and public or private sales of its securities, including equity and debt securities. The Company's future capital requirements will depend on numerous factors, including, without limitation, the success of marketing, sales and distribution efforts, market acceptance of the Company's products, the progress of its research and development programs, the costs involved in defending and enforcing intellectual property rights, competition, competing technological and market developments, and the effectiveness of product commercialization activities and arrangements. There can be no assurance that additional funds, if required, will be available to the Company on favorable terms or at all.


RECENT INTERIM RESULTS



     For the first quarter ended March 31, 1997, the Company had revenues of approximately $11.8 million and expects income from operations and net income to exeed $1.2 million and $800,000, respectively. These results compare with revenues of $9.0 million and income from operations and net income of approximately $860,000 and $820,000, respectively, for the fourth quarter ended December 31, 1996. The revenues, income from operations and net income for the first quarter are not necessarily indicative of the results to be expected for any future period. See "Risk Factors -- Significant Variability in Quarterly Results."

                                    BUSINESS

     AccelGraphics is a leading provider of high-performance, cost-effective, 3D graphics subsystems, software accelerators and application utility software products for the professional Windows NT and Windows 95 markets. The Company pioneered the development of professional 3D graphics subsystems for use with Microsoft's Windows NT operating system ("NT"). A 3-dimensional ("3D") graphics subsystem integrates graphics acceleration chip(s), specialized hardware, firmware, software and memory. The Company's 3D graphics subsystems, when included in an Intel Pentium, Pentium Pro or Digital Alpha based computer, create a new class of computer system called a "Personal Workstation." Personal Workstations, which often sell for less than $10,000, provide capabilities and performance comparable to more expensive 3D graphics RISC/UNIX workstations. In January 1995, AccelGraphics shipped what the Company believes was the first 3D graphics subsystem for NT and currently offers four distinct 3D graphics subsystem product lines.

     The Company's products include a family of 3D graphics subsystems for applications based on OpenGL and other 3D application programming interfaces ("APIs"), such as Autodesk's Heidi. Through the Company's extensive experience in 3D algorithms, the interaction of 3D applications with OpenGL and overall 3D graphics system integration, AccelGraphics delivers robust, well-integrated subsystem solutions to the professional 3D graphics market. According to International Data Corporation ("IDC"), the world wide unit volume of 3D graphics subsystems for workstations will grow at a compounded annual growth rate of 106% from 36,000 units in 1996 to over 650,000 units in the year 2000.

     The Company sells its products through original equipment manufacturers ("OEMs") and a worldwide network of value added resellers ("VARs") and distributors. Digital Equipment Corporation ("Digital"), Epson Direct, Hewlett-Packard Company ("HP"), Hitachi, Ltd., Samsung Electronics Co., Ltd. and Tri-Star Computer Corporation purchase the Company's fully-integrated 3D graphics subsystems for use in high-performance Personal Workstations. The Company also has technical relationships with Intel Corporation ("Intel") and Microsoft, as well as with key component suppliers including 3Dlabs, Inc. ("3Dlabs"), Cirrus Logic, Inc., Evans & Sutherland Computer Corporation ("Evans & Sutherland") and Mitsubishi Corporation ("Mitsubishi"). To enhance the performance of applications which use the Company's 3D graphics subsystems, AccelGraphics has developed relationships, some of which include joint engineering projects, with many leading ISVs such as Autodesk, Inc. ("Autodesk") and Autodesk's Kinetix Division ("Kinetix"), Computer Associates International, Inc., Electronic Data System Corporation's ("EDS") Unigraphics division, Matra Datavision S.A., Microsoft Corporation's Softimage, PTC, Ricoh Corporation, Structural Dynamics Research Corporation ("SDRC") and Visible Decisions, Inc.

INDUSTRY BACKGROUND

     3D computing is a highly effective way to realistically and intuitively visualize, analyze, animate and communicate data. A 3D computer model provides a detailed visual representation of an object's structural and behavioral characteristics, thereby simulating that object's realistic appearance and functionality. Engineers, designers, scientists and researchers who previously used 2-dimensional ("2D") technology now can work faster and more efficiently by using 3D technology to create, modify and complete more sophisticated models. In addition, animators and creative artists use 3D computing to create the illusion of reality in exciting and entertaining motion pictures, games and commercials.

     3D computing is inherently complex and computationally demanding, requiring up to or greater than half a billion calculations per second. As a result, early efforts at 3D computing required expensive mainframe-class computers. 3D computing remained largely inaccessible to most users except in industries such as defense and nuclear power. However, in the 1980s, the 3D computing marketplace grew dramatically with the introduction of lower cost, integrated RISC/UNIX workstations. Today, the RISC/UNIX workstation is the primary environment for 3D computing professionals, and according to IDC, total world wide revenue of RISC/UNIX workstations was approximately $12 billion in 1996.

     As the RISC/UNIX workstation market developed, vendors differentiated their products by developing proprietary operating systems, buses, processors, APIs and 3D graphics subsystems. While RISC/UNIX workstations continue to provide high-performance 3D graphics capabilities, they remain costly due to relatively low production volumes, advanced technology, custom components and proprietary architectures. In 1996, a RISC/UNIX workstation with advanced 3D graphics capabilities typically ranged in price from $20,000 to over $100,000. In addition, such workstations can be difficult and expensive to integrate into corporate computing networks. Further, because many PC applications do not run efficiently on RISC/UNIX workstations, users desiring access to both 3D graphics and PC applications often purchased both a PC and a RISC/UNIX workstation for their desktops.

     In contrast to RISC/UNIX workstations, 3D capabilities of the PC have been extremely limited due to restrictions of PC operating systems and the lack of sufficient microprocessor power, application software and high-performance standard 3D APIs. Several technological innovations, including Intel's Pentium and Pentium Pro processors and peripheral component interconnect ("PCI") bus architecture, Microsoft's NT operating system and the introduction of OpenGL, a high-performance graphics API, have overcome many of these limitations. However, systems based only on these technologies are still not able to satisfy the demanding performance requirements of professional 3D computing. Specifically, to perform fully functional, high-performance 3D computing, an integrated 3D graphics subsystem is also required.

     Creating a 3D graphics subsystem is substantially more demanding than creating a 2D graphics subsystem. Both 2D and 3D require the display of pixels, or dots, on the screen, but 3D typically requires 10 to 100 times more computations in order to accurately display a dynamic 3D object, including computations for 3D axis geometry (pixel location), color, depth, transparency, lighting and textures. 3D graphics subsystems also need to support numerous software applications that have been designed in different ways. Animation applications, for instance, require different features and performance characteristics than Mechanical Computer Aided Design ("MCAD") applications or simulation applications because the end users have different requirements. At the same time, performance within all 3D applications must meet certain benchmarks to satisfy user expectations. For example, to convey a sense of movement, interactive 3D graphics applications typically re-compute and re-render each scene 20 to 30 times each second to achieve smooth motion in a manner similar to that of television and motion pictures.

     3D graphics subsystems are implemented in a series of processing steps often called a "pipeline" as illustrated in the diagram below. The 3D graphics pipeline takes commands from the application, processes these commands and ultimately creates the individual pixels on the screen. Each stage of the 3D graphics pipeline has particular complexities that require complete, integrated solutions to overcome performance bottlenecks and potential errors. Regardless of the underlying speed of the host central processing unit ("CPU") and graphics subsystem, if each stage of the pipeline is not optimized, the performance delivered to the end user may be unacceptably slow. In particular, the method by which an application communicates to the graphics library and optimizes its usage is critical.

                              3D GRAPHICS PIPELINE

     Many applications which utilize 3D graphics pipelines were previously only available on RISC/UNIX workstations. However, 3D application developers have recognized the market potential of the lower-cost Windows NT computing environment and have either ported (the process of adapting software applications to an operating system) or have begun to port their applications to NT. One of the first significant 3D UNIX applications ported to NT was PTC's ProENGINEER in late 1994 and in the fourth quarter of 1996, 27% of all new ProENGINEER licenses sold by PTC were on NT. The NT version of PTC's ProENGINEER has been an increasing portion of PTC's revenue since its introduction. IDC predicts that the unit volume of 3D graphics subsystems enabling NT workstations will grow at a compounded annual growth rate of 106% from 36,000 units in 1996 to over 650,000 units in the year 2000.

THE ACCELGRAPHICS SOLUTION

     AccelGraphics pioneered the development of professional 3D graphics subsystems for use with NT. In January 1995, AccelGraphics' AG300 was the first 3D graphics subsystem demonstrated and certified by PTC. The Company's 3D graphics subsystems, when included in an Intel Pentium, Pentium Pro or Digital Alpha based computer, create a new class of computer system called a "Personal Workstation." Personal Workstations, which often sell for less than $10,000, provide capabilities and performance comparable to more expensive 3D graphics RISC/UNIX workstations. The Personal Workstation is now a viable, cost-effective option for 3D professionals, and an affordable solution for users previously limited to 2D graphics capabilities.

     The AccelGraphics' solution includes high-performance, cost-effective, 3D graphics subsystems, software accelerators and application utility software integrated for optimal 3D graphics performance. The Company has extensive experience in 3D algorithms, the interaction of 3D applications with OpenGL and overall 3D graphics system integration. Through its detailed understanding of application requirements and hardware capabilities, AccelGraphics delivers a full featured, well-integrated subsystem solution to the 3D professional market. An AccelGraphics-enabled Personal Workstation delivers the 3D graphics performance many professionals require while also enabling them to operate their PC applications on the same machine.

STRATEGY

     The Company's objective is to become the leading supplier of high-performance 3D graphics subsystems and 3D enabling software applications for professional users. The Company's business strategy includes the following:

     Extend Leadership Position in Professional 3D Graphics on Personal Workstations. The Company believes that it has established a leading position in 3D graphics on Personal Workstations for professional applications. The Company intends to build upon its brand name by introducing more 3D graphics subsystems and feature-rich software applications, by continuing to integrate greater 3D graphics functionality and performance for professional 3D graphics users and by expanding its relationships with professional ISVs and OEMs.

     Provide System Engineered Solutions. The Company creates integrated 3D graphics solutions which are engineered to optimize each step of the 3D graphics pipeline. AccelGraphics' strategy is to maximize overall Personal Workstation performance by engineering its solutions to efficiently interface with all parts of the system as well as effectively allocate processing power between the host system and 3D graphics subsystem.

     Cultivate Relationships with ISVs. The Company intends to continue forging engineering and marketing relationships with leading ISVs and to expand joint marketing activities. For example, the Company successfully supported the migration to NT of UNIX software applications from EDS's Unigraphics division,

Microsoft's Softimage and SDRC. Through engineering involvement in the porting of major 3D UNIX applications to the NT platform, the Company enhances the performance of its graphics subsystems with these applications and often becomes an ISV's initial preferred 3D graphics solution.

     Expand OEM and International Sales. OEMs constitute the most significant channel through which professional users purchase Personal Workstations incorporating the Company's 3D graphics subsystems. The Company intends to add personnel to provide more sales coverage and support for targeted OEM prospects and customers. In addition, the Company intends to continue expanding its sales presence in international markets by establishing additional relationships with foreign distributors and hiring foreign resident sales personnel.

     Develop and Penetrate New Markets. The Company plans to aggressively pursue 3D UNIX users as UNIX-based 3D graphics applications continue to migrate to the NT platform. AccelGraphics also recognizes the market potential of 2D graphics end users moving up to 3D graphics as end users discover that the power of professional 3D computing has suddenly become affordable. As an example, over 20,000 former users of 2D technology have acquired the Company's 3D technology in conjunction with Autodesk's Mechanical Desktop, a mechanical design and modeling application which includes the Company's AccelVIEW 3D technology.

     Focus on Value Added 3D Software. The Company intends to develop and offer value added 3D software which provides enhanced features to other software vendors' applications for 3D graphics professionals. The Company has successfully developed and introduced its AccelVIEW 3D software product for AutoCAD and its Flying Carpet plug-in to Netscape Navigator and Microsoft Internet Explorer. The Company believes that such 3D software applications provide not only a source of higher margin revenue, but an additional market opportunity for graphics subsystem upgrades as users look for increased productivity and performance.

     Silicon Independence. The Company does not depend on either itself or any other single provider for its silicon chip technology. This strategy of silicon independence enables the Company to avoid the significant fixed costs and risks associated with the development, manufacture and testing of 3D graphics microprocessors and to benefit from the freedom and flexibility of selecting the best chip available for each product offering.

PRODUCTS

     The Company's product offerings include a range of professional 3D graphics subsystems, accelerator software and application utility software products marketed under the Accel brand name. In 1996, a majority of the Company's revenues were derived from the AccelPRO and AccelPRO TX product lines. Each of the Company's 3D graphics subsystem products support the PCI bus and major professional 3D graphics APIs including OpenGL and Autodesk's Heidi. The Company's products support NT and in some cases Windows 95. The Company's products have been incorporated into systems that use Intel's Pentium and Pentium Pro processors, Motorola's Power PC, Digital's Alpha and SGI's MIPS processors. In addition, the Company has developed accelerator software and software utilities that improve the 3D graphics capabilities of ISV applications, including Autodesk's AutoCAD and Mechanical Desktop, Microsoft Internet Explorer and Netscape Navigator.

     The Company's principal product lines are summarized below. Suggested end user United States prices vary depending on system configuration.

--------------------------------------------------------------------------------
                                    HARDWARE
--------------------------------------------------------------------------------

                   INTRODUCTION                                       SUGGESTED END USER
   PRODUCT LINE        DATE                  DESCRIPTION                     PRICE
  --------------  --------------  ---------------------------------  ---------------------
  AccelECLIPSE    March 1997      3D graphics subsystems with           $3,495 - $3,995
                                  advanced texture, overlay and
                                  anti-aliasing support
  AccelPRO TX     August 1996     High-performance 3D graphics          $1,995 - $2,495
                                  subsystems with advanced hardware
                                  texture and anti-aliasing support
  AccelPRO        June 1996       High-performance 3D graphics          $1,795 - $2,495
                                  subsystems without hardware
                                  texture support
  AccelSTAR       November 1996   Entry-level 3D graphics                 $595 - $695
                                  subsystems with limited hardware
                                  texture support

--------------------------------------------------------------------------------

                                             SOFTWARE
  ----------------------------------------------------------------------------------------------
                   INTRODUCTION
     PRODUCT           DATE                   DESCRIPTION              SUGGESTED END USER PRICE
  --------------  --------------  -----------------------------------  -------------------------
  AccelVIEW 3D    March 1996      Software add-on to Autodesk's                $395
                                  AutoCAD to deliver interactive 3D
                                  graphics
  Flying Carpet   February 1997   Plug-in to Netscape Navigator and            $49
                                  Microsoft Internet Explorer for
                                  display of and interaction with
                                  very large VRML data sets
  Flying Carpet   February 1997   Data converter companion product to          $49
  Converter                       Flying Carpet

     AccelECLIPSE -- The AccelECLIPSE subsystem plugs into one PCI slot and supports up to 1280 x 1024 resolution, integrated VGA, advanced tri-linear texture MIP mapping hardware, overlays and anti-aliasing. The subsystem incorporates Mitsubishi's 3DPRO chip set, including 15 MB of 3DRAM, an advanced graphics memory chip architected by Mitsubishi and up to 16 MB of optional texture memory. The AccelECLIPSE subsystem targets high-end visual simulation users, professional animators and CAD designers.

     AccelPRO TX -- The AccelPRO TX subsystem supports OpenGL features such as Gouraud shading, anti-aliasing, transparency and advanced features such as hardware texture mapping. The product incorporates the GLINT 500TX and GLINT Delta chips from 3Dlabs, up to 16 MB of combined VRAM and DRAM memory supporting up to 1280 x 1024 resolution and on-board VGA. The subsystem is targeted to customers who seek a full featured 3D graphics subsystem solution for CAD design, animation and network management applications.

     AccelPRO -- The AccelPRO supports 1280 x 1024 resolution, 15 bits of color and a 24 bit Z-buffer. The subsystem includes on-board VGA support and up to 16 MB of total graphics memory. The AccelPRO incorporates the GLINT 300SX and GLINT Delta chips from 3Dlabs. The 3D graphics subsystem is targeted to customers who seek excellent 3D performance but do not require hardware texture mapping support.

     AccelSTAR -- The AccelSTAR is an entry level 3D graphics subsystem that supports the full features of OpenGL including Gouraud shading, texture mapping and transparency, and includes on-board VGA. The 3D graphics subsystem sells for a price comparable to a high-end 2D graphics subsystem. The AccelSTAR incorporates the Permedia and Delta chips from 3Dlabs and up to 8 MB of total memory. The AccelSTAR is targeted to price sensitive customers who do not require large amounts of texture memory.

     AccelVIEW 3D -- AccelVIEW 3D enables users of AutoCAD Release 13c4 on NT or Windows 95 to perform dynamic interactive design and viewing on any database that has been created with AutoCAD. With AccelVIEW 3D, users are able to quickly render single parts or assemblies, as well as dynamically manipulate and seamlessly interact with and edit wireframe, hidden-line and shaded models. AccelVIEW 3D is tightly integrated with AutoCAD and operates as if it were a standard part of the application. AccelVIEW 3D can work either with or without an add-on 3D subsystem card.

     Flying Carpet -- The Flying Carpet plug-in is an advanced 3D viewer for manipulating large models and assemblies. Unlike other Virtual Reality Markup Language ("VRML") viewers that have limitations on model size or are very slow if the models exceed two to four thousand polygons, Flying Carpet can handle virtually unlimited model sizes and can manipulate them up to 10 times faster than competitive VRML viewers. Accurate data of the model is always available for close inspection and accurate analysis. The tools for navigating through or around a 3D model environment are extensive and easy to learn. Flying Carpet is designed for companies who are moving to a Web-based information access architecture and want to integrate 3D geometric product data for collaborative engineering. The Company licenses certain technology for Flying Carpet from Resolution Technologies, Inc.

     Flying Carpet Converter -- The Flying Carpet Converter allows customers to convert common VRML 1.0 and 2.0 files to the high-performance native format supported by Flying Carpet. When converted to this native format, typically large data files are 3 to 5 times smaller and load 3 to 5 times faster across the Internet or intranet than the corresponding VRML file.

The following is a glossary of product terms:

     Anti-Aliasing: a technique used to reduce the jagged or stair-step appearance of lines displayed on the screen.

     API (Application Program Interface): the language and message format used by a program to activate and interact with functions in another program or in the hardware.

     Bits of Color: related data that provides the information to identify the color in the display.

     Gouraud Shading: a display technique used to create a continuous transition of color across a surface as well as create a smoother overall appearance of an illuminated surface.

     Hidden-Line Removal: the portions of a wireframe object which are hidden from view when looking at an object.

     Overlay: multiple layers of images displayed on top of each other.

     Pixels: the smallest unit of a computer screen image; dots.

     Render: the act of displaying on the screen the solid 3D image calculated by the software application.

     Texture Mapping: the process of applying a pre-determined image to a surface (i.e. applying a picture of a brick building facade to a shape representing a wall).

     Tri-Linear MIP (Multi In Partem-Latin) Mapping: a rendering technique used to improve the appearance of a textured surface when viewed at a given distance combined with a technique for improving the appearance of a textured surface.

     Tri-Linear Texture: 3-dimensional images that are used to modify the color of fragments.

     VRML (Virtual Reality Model Language): a universal description language which allows navigation through 3-dimensional sites that are placed on the World Wide Web.

     Wireframe: an outline of a solid image.

     Z-Buffer: a memory storage area used to keep depth information for every pixel on the display.

TECHNOLOGY AND CORE COMPETENCIES

     AccelGraphics invests in several key technologies and believes the Company possesses skills in the various disciplines and technology areas which are necessary for developing professional 3D computing products. These competencies include:

     OpenGL 3D Expertise. The Company enhances its products through a proprietary high-performance 3D software implementation of OpenGL and is a direct OpenGL licensee. The Company has invested thousands of engineering hours in its version of the OpenGL software library, which currently contains four times more lines of code than the original sample implementation made available by SGI. The Company optimizes the performance of its OpenGL software library by eliminating much of the testing and branching required to process data and instruction streams, while adding routines optimized for various application profiles. This effort has resulted in what the Company believes is the fastest and most stable version of OpenGL available for Windows NT.

     Software Systems Integration. The Company has invested in the development and expansion of the "transport layer" of software that manages the direct interfaces associated with various parts of the overall system. The parts of the system include the virtual memory manager, the CPU and its timing, the PCI bus implementation, the graphic board and chips, data buffer size specifications and management, specific system configuration issues, NT register settings and other device driver components. To ensure error-free operation with maximum performance, the Company continually modifies and optimizes its software to properly integrate with the various systems and applications that utilize the Company's 3D graphics subsystems.

     3D Development Tools. The Company has developed tools to determine how applications operate and how they utilize the 3D graphics pipeline. Using these proprietary development tools, AccelGraphics' engineers gain an understanding of the structure and function of an application enabling them to optimize the API, graphics libraries and hardware to efficiently process commands from each application. The Company has developed specific features for, and optimized the performance of, its software and its hardware with the goal that key applications will perform better with its 3D graphics subsystems than with competitive solutions.

     Hardware Design and Systems Engineering. The Company's four distinct 3D graphics subsystem product lines have been designed and introduced in the past two years. An in-depth understanding of the importance of layout, trace lines, memory interaction, chip characteristics, software implementation, BIOS technologies and bus technology all contribute to building products and systems that deliver reliable performance. By focusing on system level design, the Company's 3D graphics subsystems integrate easily into Personal Workstations.

     2D and 3D Expertise. In addition to the Company's 3D expertise, the Company has extensive experience and maintains active software development efforts in 2D graphics. The Company believes experience and competency in the smooth implementation and interaction of 2D with 3D delivers a more robust solution to a broader range of users.

STRATEGIC RELATIONSHIPS

     The NT workstation market is comprised of many vendors collaborating to produce a complete solution for end users. The Company has developed close strategic relationships with key companies in this market and participates in industry consortiums from several market segments. AccelGraphics believes these relationships provide access to the leading-edge information and technology that the Company needs to remain at the forefront of this rapidly changing market.

     The Company has technical relationships with Intel and Microsoft, as well as with key component suppliers, including 3Dlabs, Mitsubishi, Cirrus Logic, Inc. and Evans and Sutherland. These relationships include joint engineering development and have often resulted in modifications to suppliers' product features and performance through architectural review and early product evaluation.

     The Company maintains relationships, some of which include joint engineering projects, with many leading ISVs such as Autodesk and Kinetix, Computer Associates International, Inc., EDS's Unigraphics division, Matra Datavision S.A., Microsoft's Softimage, PTC, Ricoh Corporation, SDRC and Visible Decisions, Inc. Examples include developing overlay software with engineers from Microsoft's Softimage group, engineering the migration from UNIX to NT with SDRC and developing and then imbedding 3D technology to power Autodesk's Mechanical Desktop. In the case of Autodesk, the Company receives royalty payments on each sale of Mechanical Desktop. By providing resources and assisting its ISV partners in their transition to NT, the Company has often gained a period of market advantage for new NT applications. This advantage results from the Company's 3D graphics subsystems often being the first subsystem certified by the ISV and sometimes the only subsystem supported by the application for an exclusive period of time.

     To develop advanced knowledge and influence the direction of new technologies and products, the Company is actively involved in various technology consortiums, industry standards organizations and special interest groups. The Company's engineers are active in the OpenGL Architectural Review Board, the VRML Consortium and the PCI Special Interest Group.

3D PROFESSIONAL MARKETS AND APPLICATIONS

     The Company focuses on the professional 3D graphics market and has engineered 3D solutions to support its ISV partners. In many cases, the Company's products were the first NT-based products supported by these ISVs. The following table illustrates various 3D market segments. Identified within each market segment are selected ISVs, their 3D software applications and examples of customers using the respective applications.

----------------------------------------------------------------------------------------------
        ISV                     APPLICATION                     ISV CUSTOMER EXAMPLES
----------------------------------------------------------------------------------------------
 MECHANICAL COMPUTER AIDED DESIGN -- Electronic design of products prior to manufacturing
 Autodesk                       Mechanical Desktop              Siemens, Wisne Design
 EDS                            Unigraphics II                  General Motors
 Matra Datavision S.A.          Prelude Design                  Renault
 PTC                            Pro/ENGINEER                    Caterpillar, John Deere
 Ricoh Corporation              DESIGNBASE                      Hitachi, Mitsubishi
 SolidWorks Corporation         SolidWorks 97                   Lockheed Martin
 SDRC                           I-DEAS Master Series            Ford Motor
----------------------------------------------------------------------------------------------
 ENGINEERING ANALYSIS -- Verification of structural, vibration and thermal integrity
 Altair Computing, Inc.         HyperMesh                       Chrysler, Nissan Motor
 ANSYS, Inc.                    ANSYS                           General Electric, 3M
 Mechanical Dynamics            Adams                           Caterpillar
  Incorporated
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
        ISV                     APPLICATION                     ISV CUSTOMER EXAMPLES
----------------------------------------------------------------------------------------------
 ANIMATION AND MULTIMEDIA AUTHORING -- Creation of motion pictures, games, commercials

 Kinetix                        3D Studio MAX                   Mindscape, DreamWorks
 Microsoft                      Softimage 3D                    Industrial Light & Magic, Sony
 NewTek, Inc.                   LightWave 3D                    LucasArts Entertainment,
                                                                Digital Domain
----------------------------------------------------------------------------------------------
 ARCHITECTURE, ENGINEERING AND CONSTRUCTION -- Plant design, maintenance, and architectural design
 Bentley Systems,               Microstation                    Amoco, Dow Chemical
  Incorporated
 CADCENTRE, Ltd.                Plant Design Maintenance        Brown & Root, British Nuclear
                                                                Fuels
 EA Systems Inc.                Plant Walk                      Mitsui Engineering
----------------------------------------------------------------------------------------------
 NETWORK MANAGEMENT -- Network and facilities management with 3D interpretation capabilities

 Computer Associates            CA Unicenter TNG                Xerox
   International, Inc.
----------------------------------------------------------------------------------------------
 VISUALIZATION -- Representation of complex data such as weather or fluids flows

 Advanced Visual                AVS Express                     NASA, Sandia National
   Systems Inc.                                                 Laboratories
----------------------------------------------------------------------------------------------
 FINANCIAL VISUALIZATION -- Decision support for financial analysis

 Visible Decisions, Inc.        Discovery                       Canadian Imperial Bank
----------------------------------------------------------------------------------------------
 SIMULATION AND TRAINING SYSTEMS -- Flight training, driver education and corporate training

 Sense 8 Corporation            World Tool Kit                  Amoco, BMW
----------------------------------------------------------------------------------------------

CUSTOMERS, SALES AND MARKETING

     Sales. The Company's sales efforts consist of a combination of direct sales to OEMs and a worldwide network of VARs and distributors. The Company maintains a wholly-owned subsidiary, AccelGraphics Deutschland, to market its products in Europe. As of December 31, 1996, direct sales, marketing and support staff totaled 20 people located in Northern California, Southern California, Florida, New Jersey, Ohio and Wiesbaden, Germany. Pacific Rim sales are directed by the Vice President of Asia Sales out of the Company's San Jose headquarters. International sales revenues represented approximately 31% of revenues in 1996.

     OEMs. The Company and its distributors sell fully-integrated 3D graphics subsystems to Digital, Epson Direct, HP, Hitachi, Ltd., Samsung Electronics Co., Ltd. and Tri-Star Computer Corporation for use in high-performance Personal Workstations. AccelGraphics works closely with its OEM customers to ensure the complete testing of the Company's 3D graphics subsystems within their Personal Workstations to achieve maximum system performance and error-free integration.

     The Product Purchase Agreement with HP provides for HP to supply the Company non-binding forecasts of HP's requirements for products, and the Company to provide HP product warranty and product support, indemnification and certain manufacturing rights in the event the Company is declared bankrupt or goes into receivership or is unable to supply HP with specified quantities of products due to a cause not associated with the negligence of either party.

     The OEM Agreement with Digital provides for Digital to supply the Company non-binding forecasts of Digital's requirements for products, and the Company to provide Digital product warranty and product support, indemnification and certain manufacturing rights in the event that the Company is unable to supply Digital with specified quantities of products until the Company demonstrates its ability and readiness to assume its obligations. In addition, the agreement provides for a pricing review period pursuant to which the parties will review products purchased versus the contract pricing.

     VARs and Distributors. The Company distributes its products in 32 countries through a network of VARs and distributors. The Company sells its products in the United States through large VARs such as Advanced Data Graphics, Inc., Avcom Technologies, Inc., Cad Research, Inc. and New Technologies Solutions, Inc. Distributors include Pioneer-Standard Electronics, Inc. and Wyle Electronics in the United States, Performance Graphics, Ltd. in Europe and Memorex Telex Japan, Ltd. in Asia. Sales to VARs and distributors accounted for 43% of the Company's revenues in 1996.

     Marketing. The Company's marketing efforts consist primarily of advertising in targeted trade publications, exhibiting at industry trade shows and joint marketing activities with ISVs. The Company's collaborative marketing efforts include mailings by the ISVs to their customers on the behalf of the Company and inclusion of the Company's promotional literature with the ISVs software distributions. The Company also participates in joint demonstrations, pilot programs and seeks to obtain reviews of its products in leading trade publications such as Pro/E The Magazine.

     Customer Support. The Company utilizes Software Support Inc. ("SSI") for initial support within the United States for VARs, distributors and end users. SSI is an 800 person support organization which services companies such as Gateway 2000 and Cisco Systems. The Company maintains its own in-house pre- and post-sale support staff to provide support for the rest of the world, OEM support and extended support for the United States. In addition, the Company utilizes its Web site as well as e-mail exchange to support its customers. The Company generally provides a three-year warranty for its products. In general, the Company's return policy permits return within five days after receipt of products that do not meet product specifications.

RESEARCH AND DEVELOPMENT

     Research and development expenses increased from $2.6 million in 1995 to $2.7 million in 1996, representing 67% and 14% of revenues, respectively. The Company believes that continued investment in research and development is critical to the Company's success. The Company's research and development organization consisted of 21 employees as of December 31, 1996.

     The Company's hardware development efforts are focused on the design and testing of new products incorporating advanced components into high performance accelerators that make efficient use of the PCI bus, system BIOS architectures, and graphic libraries. The hardware development team combines 2D and 3D graphic processors, RAMDACS, graphic memory chips and firmware into integrated, efficient graphics accelerators.

     Software development efforts are focused on development of software and firmware drivers to enhance the performance of applications, upgrades to the Flying Carpet and AccelVIEW 3D applications and support for new graphics accelerator chips that may be incorporated in future products. From time to time, the Company also employs outside consultants to assist with the development of specific projects.

     The Company dedicates certain engineering personnel to its ISV partners to optimize their applications with the Company's accelerator products. The dedicated engineering personnel often work directly on-site with the ISV engineering development team on development of the next generation of ISV products. The Company also works with suppliers of graphics chip sets to specify the next generation of requirements and components for the Company's new products. The Company coordinates with leading personal computer and NT workstation hardware and operating system vendors to remain abreast of emerging industry trends and opportunities.

     The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and rapid product obsolescence. The Company's success will be substantially dependent upon its ability to continue to develop and introduce competitive products and technologies on a timely basis with features and functionality that meet changing customer requirements. The Company's business would be adversely affected if the Company were to incur delays in developing new products or enhancements, or if such products or enhancements did not gain widespread market acceptance. The Company's business would also be adversely affected if it were to select new chipsets from among those chipsets offered by its various semiconductor vendors, new chipsets that do not perform favorably on a price-performance basis compared to competing products. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies noncompetitive or obsolete. The Company must continually assess emerging technologies and standards, and evolving market needs, and must continually decide which technologies and product directions to pursue. If the Company were to focus its efforts on technologies, standards or products that do not meet emerging end user needs and do not achieve market acceptance, the Company could miss one or more product cycles. In such an event, the Company's business, financial conditions and results of operations would be adversely affected.

MANUFACTURING

     All manufacturing and testing is completed by major contract manufacturers on a turnkey basis in Hong Kong, Taiwan, and Singapore. This enables the Company to avoid the cost of owning and operating a manufacturing facility while adding flexibility to the manufacturing process. The Company does not have contract commitments with these subcontractors and therefore these subcontractors are not obligated to supply assemblies, products or services to the Company for any specific time or at any specific price, except as provided for by specific purchase orders. Although at present there is an abundance of turnkey manufacturing in the world, there is no guarantee this will continue. Some long lead time and sole-sourced items are forecasted and purchased by the Company and are sold to the turnkey vendor upon demand. Quality auditing and root cause failure analysis are performed by the Company to maintain quality. The Company negotiates with vendors for the best pricing on key components and assigns the pricing to the subcontractors, while receiving the benefit of the subcontractors' volume purchase prices on the more standard parts.

     The Company relies on subcontractors to manufacture, subassemble, test and ship the Company's products. The Company relies on sole-source suppliers for certain critical components, such as 3Dlabs for its graphics acceleration chips, Mitsubishi for its graphics acceleration chips and 3DRAM chips and Nan Ya for its printed circuit boards. In addition, there is some limited availability of application specific integrated circuit chipsets that provide VRAM and DRAM memory. The Company procures its components and products through purchase orders and does not have specific requirement agreements with any of its subcontractors or suppliers. Each of the Company's subcontractors and suppliers can cease supplying the services, products or components at any time with no penalty. In the event it becomes necessary for the Company to replace a key subcontractor or supplier, the Company could incur significant manufacturing set-up costs and delays while new sources are located and alternate components are integrated into the design of the Company's products. There can be no assurance that the Company will be able to maintain its current subcontractor and supplier relationships or that the Company will be able to find suitable replacement subcontractors and suppliers, if necessary. Although the Company maintains ongoing efforts to obtain required quantities of products, component shortages may exist from time to time, and there can be no assurance that the Company's current subcontractors and suppliers will continue to provide sufficient quantities of suitable quality product components at acceptable prices. The inability of the Company to obtain product components at their historical cost levels would directly affect the cost of the Company's products. In addition, the Company's ability to respond to greater than anticipated market demand may be constrained by availability of services, products or components. Further, one of the Company's subcontractors is located in Hong Kong. When Hong Kong transitions to the authority of the Peoples' Republic of China, the Company could experience disruption in the supply products from that subcontractor. The loss of subcontractors or suppliers or the failure of subcontractors or suppliers to meet the Company's price, quality, quantity and delivery requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

PROPRIETARY RIGHTS

     Although the Company has three patent applications filed in the United States, these claims are not related to the Company's current product lines. Instead, the Company relies exclusively on trade secret and copyright protection for its proprietary technology. Despite the Company's precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technologies without authorization or to develop competing technologies independently. Furthermore, the laws of certain countries in which the Company does business, including countries in which the Company does a significant amount of business, such as the United Kingdom and Germany, may not protect the Company's software and intellectual property rights to the same extent as the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. If unauthorized copying or misuse of the Company's products were to occur to any substantial degree, or if a competitor of the Company were to effectively duplicate the Company's proprietary technology, the Company's business, financial condition and results of operations would be materially adversely affected. Furthermore, while the Company requires employees and consultants to enter into confidentiality agreements, there can be no assurance that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its trade secrets. Certain technology used by the Company's products is licensed from third parties, generally on a non-exclusive basis. The termination of any such license, or the failure of any third party licensor to adequately maintain or update its product, could result in delay in the Company's ability to ship its products while it seeks to implement technology offered by alternative sources, if any. Any required replacement licenses could prove to be either unavailable or costly.

     While the Company has not received notices from third parties alleging infringement claims that the Company believes would have a material adverse effect on the Company's business, there can be no assurance that third parties will not claim that the Company's current or future products or manufacturing processes infringe the proprietary rights of others. Any such claim, with or without merit, could result in costly litigation or might require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all, which could have a material adverse effect upon the Company's business, financial condition and results of operations.

COMPETITION

     The market for 3D graphic accelerators is extremely competitive and subject to rapid change. The Company expects competition to increase in the future from existing competitors and from new market entrants with products that may be less costly than the Company's products or provide better performance or additional features not currently provided by the Company. The Company competes with the following three major groups: professional 3D graphics board companies (including Intergraph Corporation and Dynamic Pictures, Inc.), RISC/UNIX workstation companies (including Sun and SGI) and traditional volume PC board suppliers (including ELSA GmbH, Diamond Multimedia Systems, Inc. and Matrox Electronic Systems Ltd.). A variety of potential actions by any of the Company's competitors could have a material adverse effect on the Company's business, financial condition and results of operations. Such actions may include reduction of product prices, increased promotion, announcement or accelerated introduction of new or enhanced products, product giveaways, product bundling or other competitive actions.

     Many of the companies that currently compete with the Company or that may compete with the Company have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. As a result, these competitors may be able to respond more quickly and effectively to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and support of their products than the Company. Consequently, the Company expects to continue to experience increased competition, which could result in significant price reductions, loss of market share and lack of acceptance of new products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete against current or future competitors successfully or that competitive pressures faced by the Company will not have a material adverse effect upon its business, financial condition and results of operations.

EMPLOYEES

     As of December 31, 1996, the Company had 55 employees, including 20 in sales, marketing and customer support, 21 in research and development and 14 in finance and administration. None of the Company's employees are represented by a labor union. The Company has not experienced work stoppages and believes it has a good relationship with its employees. Competition for qualified personnel in the industry in which the Company competes is intense. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel. See "Risk Factors -- Dependence on Key Personnel; Need to Attract and Retain Highly Skilled Personnel."

FACILITIES

     The Company's principal facilities occupy approximately 13,000 square feet in San Jose, California, pursuant to a lease which expires on March 31, 1998. In April 1997, the Company entered into a new principal facilities lease for approximately 25,000 square feet located in Milpitas, California, which will expire in May 1999. The Company expects to move into its new facility in May 1997. The Company does not expect to incur significant penalties or fees with respect to early termination of the San Jose lease. In addition, the Company occupies various sales and support facilities in Florida, California and Wiesbaden, Germany. The Company believes its new facilities are adequate to meet its needs through the next twelve months.

LEGAL PROCEEDINGS

     There are no material pending or threatened legal proceedings against the Company. The Company from time to time is involved in routine legal matters incident to its business.

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company, including their ages and positions as of December 31, 1996:

                NAME                    AGE                   POSITION WITH THE COMPANY
------------------------------------    ---     -----------------------------------------------------
Jeffrey W. Dunn.....................    42      Chairman, President and Chief Executive Officer
Nancy E. Bush.......................    39      Vice President, Finance and Administration, Chief
                                                Financial Officer, Assistant Secretary and Director
Stephen L. Bartlett.................    56      Vice President, Operations
Lew S. Epstein......................    49      Vice President, Sales
Gregory C. Milliken.................    35      Vice President, Business Development
Niraj Swarup........................    36      Vice President, Marketing
Keith H. Uhlin......................    40      Vice President, Engineering
David E. Gold(1)....................    53      Director
Jos C. Henkens(1)(2)................    44      Director
Shintaro Miyamoto...................    33      Director
David W. Pidwell(2).................    49      Director
Peter L. Wolken(1)(2)...............    62      Director

---------------

(1) Member of the Audit Committee
(2) Member of the Compensation Committee

     Mr. Dunn co-founded the Company in November 1994 and serves as Chairman, President and Chief Executive Officer. From February 1993 to December 1994, Mr. Dunn was Vice President of Marketing at Kubota Graphics. From October 1988 to January 1993, Mr. Dunn was Vice President of Worldwide Sales and Support for Cygnet Systems, Inc., a manufacturer of robotic mass storage devices. Mr. Dunn has also held sales and/or sales management positions at Xerox Corporation, Avnet Computer Technologies, Inc. and Microcon Software Centers, Inc.

     Ms. Bush co-founded the Company in November 1994 and serves as Chief Financial Officer and Director and has been Vice President, Finance and Administration and Assistant Secretary since December 1996. From January 1991 to November 1994, Ms. Bush was employed with ATG Cygnet Inc., formerly Cygnet Systems, Inc. Her positions at ATG Cygnet, Inc. included MIS Manager from January 1991 to February 1992, Controller from February 1992 to October 1992, Director of Finance from October 1992 to October 1993, Chief Financial Officer and Vice President of Operations from October 1993 to September 1994 and Chief Executive Officer from September 1994 to November 1994. In June 1993, Cygnet Systems, Inc. declared Chapter 11 bankruptcy and became ATG Cygnet Inc. Prior to 1991, she held finance and manufacturing positions at Spectra Physics Inc. and Corning Incorporated.

     Mr. Bartlett joined the Company in July 1996 and was elected Vice President, Operations in August 1996. From May 1993 to July 1995, Mr. Bartlett was Director of Operations for Sigma Designs, Inc. From March 1991 to April 1993, Mr. Bartlett served as Vice President of Operations at Radius, Inc. and from January 1988 to March 1991, he was Director of Operations for Radius, Inc.

     Mr. Epstein joined the Company in August 1995 as Vice President, Sales. From January 1994 to September 1995, Mr. Epstein was Vice President of Sales and Support for Los Altos Technologies. From January 1993 to June 1994, he was Vice President of Sales for Centric Engineering. From May 1990 to December 1992, Mr. Epstein was Vice President of Sales and Support for Intergraph Corporation.

     Mr. Milliken co-founded the Company and has been Vice President, Business Development since December 1996. Mr. Milliken served as Vice President, Marketing of the Company from 1994 to 1996. From March 1994 to July 1994, Mr. Milliken served as Mechanical Industry Marketing Manager at Kubota Graphics and from July 1994 to November 1994, Mr. Milliken was a Director of Product Marketing at

Kubota Graphics. From January 1991 to February 1994, Mr. Milliken was a Marketing Manager for Autodesk.

     Mr. Swarup joined the Company in April 1996 as Director, Marketing and was elected Vice President, Marketing in December 1996. Prior to joining AccelGraphics, Mr. Swarup held various project manager and group marketing manager positions at Sun from May 1990 to April 1996.

     Mr. Uhlin joined the Company in November 1996 and was elected Vice President, Engineering in December 1996. From September 1988 to November 1996, Mr. Uhlin was Director of Advanced 3D Graphics for Cirrus Logic, Inc.

     Mr. Gold has served as a director of the Company since June 1995. Since February 1985, he has been a General Partner at Indosuez Ventures, a venture capital firm. Mr. Gold is also a director of several private companies.

     Mr. Henkens has served as a director of the Company since June 1995. Since January 1983, Mr. Henkens has been associated with Advanced Technology Ventures, a venture capital firm. Mr. Henkens is also a director of Actel Corporation, Credence Systems Corporation, ParcPlace Digitalk, Inc. as well as a number of private technology companies.

     Mr. Miyamoto has served as director of the Company since October 1996. From April 1985 to March 1992, Mr. Miyamoto served as Assistant Manager of Kubota. Since April 1992, Mr. Miyamoto has been Manager of Kubota's U.S. office.

     Mr. Pidwell has served as a director of the Company since February 1996. Since March 1996, Mr. Pidwell has been a private investor in the Company. From December 1987 to January 1996, Mr. Pidwell founded and was President and Chief Executive Officer of Rasna Corporation, a mechanical design automation software company. Mr. Pidwell is also a director of several private technology companies.

     Mr. Wolken has served as a director of the Company since June 1995. Since July 1981, he has been cofounder and General Partner of AVI Management Partners I, II and III, a venture capital firm. Mr. Wolken serves as a director of a number of private technology companies and is a director of Qualix Group Inc.

TERM OF OFFICE OF DIRECTORS AND OFFICERS

     The Company's Bylaws currently provide for a Board of Directors consisting of seven members. All directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. However, the Company's Bylaws and Certificate of Incorporation provide that as of the record date for the Company's first annual stockholders' meeting when the Company is exempt from Section 2115 of the California Corporation Code, the Board of Directors will be divided into three classes with the directors of each class serving staggered terms. Assuming the Company is exempt from such Section 2115 as of the record date for the Company's 1998 annual stockholders' meeting, the Class I directors will be Messrs. Gold and Miyamoto, whose current terms will end on the annual stockholders meeting held in 1998, the Class II directors are Messrs. Henkens and Wolken, whose current terms will end on the annual stockholders meeting held in 1999, and the Class III directors are Ms. Bush and Messrs. Dunn and Pidwell, whose current terms will end on the annual stockholders meeting held in 2000. Upon the expiration of the term of each class of directors, members constituting such class of directors will be elected for a three-year term at the next succeeding annual meeting of stockholders. The Board of Directors elects the Company's officers, and such officers serve at the discretion of the Board of Directors of the Company. The current Board of Directors was elected pursuant to an Amended and Restated Voting Agreement between the Company and the holders of Preferred Stock of the Company which terminates upon the consummation of this offering. The Amended and Restated Voting Agreement contains certain minimum share holding requirements for these seats.

COMMITTEES OF THE BOARD OF DIRECTORS

     There are currently two standing committees of the Board of Directors, the Audit Committee and the Compensation Committee. The Audit Committee reviews the Company's annual audit and meets with the

Company's independent auditors to review the Company's internal controls and financial management practices. The Board's Audit Committee currently consists of Messrs. Gold, Henkens and Wolken. The Compensation Committee recommends compensation for certain of the Company's personnel to the Board and, together with the Board of Directors, administers the Company's stock and option plans. The Compensation Committee currently consists of Messrs. Henkens, Pidwell and Wolken.

DIRECTOR COMPENSATION

     The Company does not pay any compensation to directors for serving in that capacity, nor does it reimburse directors for expenses incurred in attending board meetings. However, nonemployee directors will be entitled to participate in the 1997 Directors' Stock Option Plan. See "-- Stock Option and Incentive Plans -- 1997 Directors' Stock Option Plan."

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation paid to the Company's Chief Executive Officer and each of the other four most highly compensated officers who were serving as officers on December 31, 1996 (the "Named Officers") whose aggregate annual compensation exceeded $100,000 for the year ended December 31, 1996.

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                     ------------
                                                            ANNUAL COMPENSATION       SECURITIES
                                                            --------------------      UNDERLYING
               NAME AND PRINCIPAL POSITION                   SALARY       BONUS       OPTIONS(#)
----------------------------------------------------------  --------     -------     ------------
Jeffrey W. Dunn...........................................  $181,192     $27,599        65,500
  Chairman, President and Chief Executive Officer
Nancy E. Bush.............................................   102,692      22,999        22,000
  Vice President, Finance and Administration and Chief
  Financial Officer
Lew S. Epstein............................................   126,006      61,049        23,500
  Vice President, Sales
Gregory C. Milliken.......................................   105,654      18,399            --
  Vice President, Business Development
Ralph E. Nichols(1).......................................   140,618       9,619        16,000
  Vice President, Engineering

---------------

(1) Includes $33,186 of consultancy fees which Mr. Nichols received from September through December 1996. Mr. Nichols resigned as Vice President, Engineering from the Company in September 1996. Mr. Keith Uhlin, the Company's current Vice President, Engineering, began employment with the Company in November 1996.

OPTION GRANTS IN 1996

     The following table provides certain summary information concerning options granted during the year ended December 31, 1996 to the Named Officers.

                                                                                                POTENTIAL
                                                                                               REALIZABLE
                                                 INDIVIDUAL GRANTS(1)                       VALUE AT ASSUMED
                             ------------------------------------------------------------     ANNUAL RATES
                               NUMBER OF                                                     OF STOCK PRICE
                              SECURITIES        % OF TOTAL                                  APPRECIATION FOR
                              UNDERLYING      OPTIONS GRANTED    EXERCISE OR                 OPTION TERM(2)
                                OPTIONS        TO EMPLOYEES      BASE PRICE    EXPIRATION   -----------------
           NAME              GRANTED(#)(2)        IN 1996         PER SHARE       DATE        5%        10%
---------------------------  -------------   -----------------   -----------   ----------   -------   -------
Jeffrey W. Dunn............      65,500             9.06%           $0.30        03/14/06   $12,358   $31,317
Nancy E. Bush..............      22,000             3.04             0.30        03/14/06     4,151    10,519
Lew S. Epstein.............      16,000             2.21             0.30        03/14/06     3,109     7,650
                                  7,500             1.04             0.30        05/23/06     1,415     3,586
Ralph E. Nichols...........      16,000             2.21             0.30        03/14/06     3,019     7,650

---------------

(1) Consists of stock options granted pursuant to the Company's 1995 Stock Plan. The Company's options generally become exercisable at a rate of 12.5% after six months following the date of grant and approximately 2% per month thereafter, as long as the optionee remains an employee of or consultant to the Company. The maximum term of each option granted is ten years from the date of grant. The exercise price is equal to the fair market value of the stock on the grant date as determined by the Board of Directors. See
    "-- Stock Option and Incentive Plans."

(2) The 5% and 10% assumed compounded annual rates of stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance that the actual stock appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the persons named in the Summary Compensation Table.

OPTION VALUES AT DECEMBER 31, 1996

     The following table provides certain summary information concerning the shares of Common Stock represented by outstanding stock options held by each of the Named Officers as of December 31, 1996.

                                                                                               VALUE OF
                                                               NUMBER OF                      UNEXERCISED
                                                         SECURITIES UNDERLYING               IN-THE-MONEY
                                                          UNEXERCISED OPTIONS                   OPTIONS
                            SHARES                      AT DECEMBER 31, 1996(#)          AT FISCAL YEAR-END(1)
                         ACQUIRED ON     VALUE       -----------------------------   -----------------------------
         NAME            EXERCISE(#)    REALIZED     EXERCISABLE     UNEXERCISABLE   EXERCISABLE     UNEXERCISABLE
-----------------------  ------------   --------     -----------     -------------   -----------     -------------
Jeffrey W. Dunn........         --            --        15,010           50,490       $ 120,080        $ 403,920
Nancy E. Bush..........         --            --         5,041           16,959          40,328          132,650
Lew S. Epstein.........         --            --        30,967           73,158         250,961          591,714
Ralph E. Nichols.......     48,000      $ 10,080(2)      3,666           12,334          29,327           98,672

---------------

(1) Calculated by multiplying the applicable number of shares by the difference between the estimated fair value of the Company's Common Stock as of December 31, 1996 ($8.30 per share) and the exercise price of the options.

(2) Calculated by multiplying the applicable number of shares by the difference between the fair value of the Company's Common Stock as of the date of exercise ($0.30 per share) and the exercise price of the exercised options.

STOCK OPTION AND INCENTIVE PLANS

     1995 Stock Plan. The Company's 1995 Stock Plan (as amended, the "1995 Stock Plan") was adopted by the Board of Directors and approved by the Company's stockholders in December 1994. An aggregate of 3,300,000 shares of the Company's Common Stock are reserved for issuance under the 1995 Stock Plan.

     The 1995 Stock Plan provides for the granting to employees (including officers and directors) of "incentive stock options" within the meaning of
Section 422 of the Internal Revenue Code (the "Code"), for the granting to employees, consultants and nonemployee directors of nonstatutory stock options and for the granting to employees of stock purchase rights. The 1995 Stock Plan may be administered by the Board of Directors or a committee of the Board (the "1995 Administrator"). The 1995 Administrator determines the terms of options and stock purchase rights granted under the 1995 Stock Plan, including the number of shares subject to the option or right, exercise price, term and exercisability. The maximum number of shares which may be subject to options or stock purchase rights granted to any one employee under the 1995 Stock Plan for any fiscal year of the Company is 500,000. The exercise price of all incentive stock options granted under the 1995 Stock Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant and the exercise price of all nonstatutory stock options must be at least 85% of the fair value of the Common Stock of the Company on the date of grant and 100% of the fair value of the Common Stock on the date of grant for grants made to Named Officers. The exercise price of any option granted to an optionee who owns stock representing more than 10% of the voting power of the Company's outstanding capital stock must equal at least 110% of the fair market value of the Common Stock on the date of grant. The minimum purchase price of shares acquired by exercising stock purchase rights is 85% of the fair market value of the Common Stock on the date of grant. Payment of the exercise price may be made in cash, promissory notes, shares or other consideration determined acceptable by the 1995 Administrator. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the maximum term of an incentive stock option must not exceed five years. The term of all other options must not exceed ten years.

     If the Company consolidates or merges with or into another corporation, then each option will be either assumed or an equivalent option substituted by the successor corporation or, if not assumed or substituted, the unvested portion of each option will be accelerated. If not terminated earlier, the 1995 Stock Plan will terminate in 2005. The 1995 Administrator has the authority to amend or terminate the 1995 Stock Plan as long as such action does not adversely affect any outstanding option.

     1997 Employee Stock Purchase Plan. The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in January 1997 and will be submitted for approval by the Company's stockholders in March 1997. An aggregate of 400,000 shares of the Company's Common Stock are reserved for issuance under the Purchase Plan.

     The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be implemented by a series of overlapping offering periods of 12 months' duration, with new offering periods other than the first offering period commencing on or about February 1 and August 1 of each year. Each offering period will consist of two consecutive purchase periods of six months duration with the last day of such period being designated a purchase date. The initial offering period is expected to commence on the date of this offering with the first purchase date occurring on January 31, 1998 and subsequent purchase dates to occur every six months thereafter. The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors) of the Company, or of any majority-owned subsidiary designated by the Board, are eligible to participate in the Purchase Plan if they are employed by the Company or any such subsidiary. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning of the offering period or on the purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

     The Purchase Plan provides that in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each right to purchase stock under the Purchase Plan will be assumed or an equivalent right substituted by the successor corporation, unless the Board of Directors shortens the offering period so that employees' rights to purchase stock under the Purchase Plan will be exercised prior to the merger or sale of assets. The Board of Directors has the power to amend or terminate the Purchase Plan as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. If not terminated earlier, the Purchase Plan will have a term of twenty years.

     1997 Directors' Stock Option Plan. The 1997 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in January 1997 and will be submitted for approval by the Company's stockholders in March 1997. An aggregate of 200,000 shares of the Company's Common Stock are reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors' Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. To the extent they arise, it is expected that conflicts of interest will be addressed by abstention of the interested director from both deliberations and voting regarding matters in which he or she has a personal interest.

     The Directors' Plan provides that each person who is or becomes a nonemployee director of the Company will be granted a nonstatutory stock option to purchase 15,000 shares of Common Stock (the "First Option") on the date on which the optionee first becomes a nonemployee director of the Company or, for current directors, on the date of this offering. After the first option grant, on the date of each annual meeting, each nonemployee director shall be granted an additional option to purchase 5,000 shares of Common Stock (a "Subsequent Option") if, on such date, he or she has served on the Company's Board of Directors for at least six months.

     The Directors' Plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one nonemployee director, but does specify the number of shares that may be included in any grant and the method of making a grant. No option granted under the Directors' Plan is transferable by the optionee other than by will or the laws of descent or distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee. The Directors' Plan provides that the First Option shall become exercisable in installments as to 33 1/3% of the total number of shares subject to the First Option on each of the first, second and third anniversaries of the date of grant of the First Option, and each Subsequent Option shall become exercisable in full on the third anniversary of the date of grant of such Subsequent Option. If a nonemployee director ceases to serve as a director for any reason, he or she may, but only within 60 days after the date he or she ceases to be a director of the Company, exercise options granted under the Directors' Plan to the extent that he or she was entitled to exercise such options at the date of such termination. To the extent he or she was not entitled to exercise any such option at the date of such termination, or if he or she does not exercise such option (which he or she was entitled to exercise), within such 60 day period, such option will terminate. The exercise price of all stock options granted under the Directors' Plan will equal the fair market value of a share of the Common Stock on the date of grant of the option. Options granted under the Directors' Plan have a term of ten years.

     In the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, the unvested portion of each option will be accelerated. The Board of Directors may amend or terminate the Directors' Plan; provided, however, that no such action may adversely affect any outstanding option, and the provisions regarding the grant of options under the Directors' Plan may be amended only once in any six-month period, other than to conform with changes in the Code. If not terminated earlier, the Directors' Plan will have a term of ten years.

     401(k) Savings & Retirement Plan. The Company's tax deferred savings plan (the "401(k) Plan") was adopted by the Board of Directors in December 1994. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on contributions, are generally not taxable to employees until withdrawn from the 401(k) Plan. The 401(k) Plan covers all employees of the Company. Employees may elect to defer, in the form of contributions to the 401(k) Plan, between 1% and 20% of their pre-tax compensation; however, the amount deferred may not exceed the statutorily prescribed annual limit. The 401(k) Plan permits matching contributions to be made to the 401(k) Plan by the Company on behalf of employees. Contributions are allocated to each employee's individual account, which is invested in selected mutual funds or a guaranteed income fund according to the directions of the employee.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Section 145 ("Section 145") of the Delaware General Corporation Law ("DGCL") provides a detailed statutory framework covering indemnification of officers and directors against liabilities and expenses arising out of legal proceedings brought against them by reason of their being or having been directors or officers. Section 145 generally provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expenses of such legal proceedings when he is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and (iii) may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made under clause (iii) above, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless a corporation determines that, despite such adjudication, but in view of all the circumstances, he is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Restated Certificate of Incorporation will provide for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the DGCL.

     The Company's Certificate of Incorporation and Bylaws require the Company to indemnify its directors and officers against any damages arising from their actions as an agent of the Company to the fullest extent permitted by Delaware law. The Bylaws further provide that the Company may similarly indemnify its other employees and agents. In addition, each director has entered into an indemnification agreement with the Company, pursuant to which the Company has agreed to indemnify such director to the fullest extent permitted by Delaware law. Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 24 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     The Company entered into an Asset Purchase Agreement dated as of December 9, 1994 with Kubota Graphics pursuant to which the Company purchased certain assets of Kubota Graphics (the "Asset Acquisition"). In connection with the Asset Acquisition, the Company entered into a Convertible Note Purchase Agreement dated as of December 22, 1994, with Kubota, the parent corporation of Kubota Graphics, pursuant to which the Company issued Kubota a subordinated convertible promissory note carrying an initial principal amount of $3.3 million (the "Convertible Note"). The Company used $1.2 million of the proceeds from the Convertible Note to purchase certain assets pursuant to the Asset Acquisition and the remaining proceeds were used for working capital. By its terms, the original note was due December 22, 1996 and bore interest at a rate of 6%. One-half of the Convertible Note was convertible into Preferred Stock upon the Company achieving a revenue milestone and the entire Convertible Note was convertible into Preferred Stock at the same rate upon the closing of an equity offering with proceeds in excess of $2.0 million. Upon the occurrence of the closing of the Series A Preferred Stock equity offering, Kubota and the Company renegotiated the Convertible Note such that Kubota converted one-half, or $1.65 million of principal into a new note which is due June 20, 1998, bears interest at the prime rate and is convertible only in the case of certain dilution events, and the other one-half of principal, or $1.65 million, was converted into 90,000 shares of Series A Preferred Stock. Mr. Miyamoto, a director of the Company, is an affiliate of Kubota. Mr. Dunn was formerly Vice President of Marketing at Kubota Graphics.

     In June and July 1995, the Company issued an aggregate of 3,446,997 shares of Series A Preferred Stock at a price per share of $1.67 to investors that included, among others, Advanced Technology Ventures IV (750,000 shares), AVI Capital, L.P. and its affiliated entities (749,997 shares), STF II, L.P. (600,000 shares) and Woodside Fund III, L.P. (300,000 shares). In connection with this financing, Kubota converted $1,650,000 of the outstanding principal on the Convertible Note into 990,000 shares of Series A Preferred Stock.

     In March 1996, the Company issued an aggregate of 1,061,660 shares of Series B Preferred Stock at a per share price of $3.00 to investors that included, among others, Asset Management Associates (333,333 shares), Kubota (162,750 shares), Woodside Fund III, L.P. (132,652 shares), Advanced Technologies Ventures IV, L.P. (123,295 shares), AVI Capital, L.P. and affiliated entities (123,295 shares) and STF II, L.P. (98,636 shares).

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal stockholders and affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors on the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of December 31, 1996, and as adjusted to reflect the sale by the Company of the shares of Common Stock offered by this Prospectus, (i) by each person who is known by the Company to beneficially own 5% or more of the Common Stock, (ii) by each of the Company's directors and Named Officers, (iii) by all current executive officers and directors as a group and (iv) by the Selling Stockholders. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                            SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                              OWNED PRIOR TO          NUMBER          OWNED AFTER THE
                                               THE OFFERING          OF SHARES        OFFERING(1)(2)
      EXECUTIVE OFFICERS, DIRECTORS        ---------------------       BEING       ---------------------
           AND 5% STOCKHOLDERS              NUMBER       PERCENT      OFFERED       NUMBER       PERCENT
-----------------------------------------  ---------     -------     ---------     ---------     -------
Kubota Corporation.......................  1,152,750       20.0%      113,464      1,039,286       13.2%
2372-A Qume Drive
San Jose, CA 95131
Advanced Technology Ventures IV, L.P.....    873,295       15.2        85,958        787,337       10.0
485 Ramona Street, Suite 200
Palo Alto, CA 94301
AVI Capital L.P. (and related
  entities)(3)...........................    873,292       15.2        85,958        787,334       10.0
One First Street, Suite 12
Los Altos, CA 94022
STF II, L.P..............................    698,636       12.1        69,864        628,772        8.0
c/o Indosuez Ventures
2180 Sand Hill Road, Suite 450
Menlo Park, CA 94025
Woodside Fund III, L.P...................    432,652        7.5            --        432,652        5.5
850 Woodside Drive
Woodside, CA 94062
Asset Management Associates 1996, L.P....    333,333        5.8        33,333        300,000        3.8
2275 East Bayshore Road, Suite 150
Palo Alto, CA 94303
Shintaro Miyamoto(4).....................  1,152,750       20.0       113,464      1,039,286       13.2
Jos C. Henkens(5)........................    873,295       15.2        85,958        787,337       10.0
Peter L. Wolken(6).......................    873,292       15.2        85,958        787,334       10.0
David E. Gold(7).........................    698,636       12.1        69,864        629,772        8.0
David W. Pidwell(8)......................     24,166          *            --         24,166          *
50628 Vickery Lane
Saratoga, CA 95070
Jeffrey W. Dunn(9).......................    478,989        8.3        23,064        455,925        5.8
Gregory C. Milliken(10)..................    220,312        3.8        11,015        209,297        2.7
Nancy E. Bush(11)........................    148,458        2.6         7,125        141,333        1.8
Lew S. Epstein(12).......................     43,639          *         5,622         38,017          *
Niraj Swarup(13).........................     16,046          *         3,000         13,046          *
Stephen L. Bartlett(14)..................     12,395          *            --         12,395          *
Keith H. Uhlin...........................         --          *            --             --          *
All executive officers and directors as a
  group (12 persons)(15).................  4,541,978       77.6       405,070      4,136,908       51.7

OTHER SELLING STOCKHOLDERS
John O. Burness..........................     67,500        1.2         3,375         64,125          *
John J. Caravello........................     86,250        1.5         4,312         81,938        1.1
Other Selling Stockholders each
  beneficially owning less than 1% of the
  Company's Common Stock (14
  persons)(16)...........................     69,335        1.2         8,910         60,425          *

---------------

   * Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of shares, the Common Stock options held by that person that are currently exercisable, or become exercisable within 60 days following December 31, 1996, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person.


 (2) Assumes that the Underwriters' over-allotment option to purchase up to 390,000 shares from the Company is not exercised.



 (3) Includes 127,936 shares held by Associated Ventures Investors II, L.P., 24,911 shares held by AVI Partners Growth Fund, L.P. and 9,119 shares held by AVI Silicon Valley Partners, L.P.


 (4) Represents 1,152,750 shares held by Kubota Corporation, which Mr. Miyamoto may be deemed to beneficially own by virtue of his status as Manager of Kubota Corporation. Mr. Miyamoto disclaims beneficial ownership of the shares held by such entity. Mr. Miyamoto is a director of the Company.

 (5) Represents 873,295 shares held by Advanced Technology Ventures IV, L.P., which Mr. Henkens may be deemed to beneficially own by virtue of his status as a General Partner of Advanced Technology Ventures, a General Partner of Advanced Technology Ventures IV, L.P. Mr. Henkens disclaims beneficial ownership of the shares held by such entity except to the extent of his proportionate partnership interest therein. Mr. Henkens is a director of the Company.

 (6) Represents 711,326 shares held by AVI Capital, L.P., 127,936 shares held by Associated Ventures Investors II, L.P., 24,911 shares held by AVI Partners Growth Fund, L.P. and 9,119 shares held by AVI Silicon Valley Partners, L.P., which Mr. Wolken may be deemed to beneficially own by virtue of his status as General Partner of AVI Management Partners, General Partner of each of the listed AVI funds. Mr. Wolken disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate partnership interests therein. Mr. Wolken is a director of the Company.

 (7) Represents 698,636 shares held by STF II, L.P., which Mr. Gold may be deemed to beneficially own by virtue of his status as a General Partner of STF II, L.P. Mr. Gold disclaims beneficial ownership of the shares held by such entity except to the extent of his proportionate partnership interest therein. Mr. Gold is a director of the Company.

 (8) Includes 16,666 shares held by both the Pidwell Family Living Trust Dated 6/25/87 and 7,500 shares issuable upon exercise of options exercisable within 60 days of December 31, 1996. Mr. Pidwell is a director of the Company.

 (9) Includes 423,334 shares held by both Jeffrey W. Dunn and Susan M. Dunn, as trustees of the Jeffrey W. Dunn and Susan M. Dunn Trust Agreement dated August 30, 1996. Also includes 11,250 shares held by Mr. Dunn's minor children and 17,739 shares issuable upon exercise of options exercisable within 60 days of December 31, 1996. Also includes 26,666 shares held by the Leo Dunn -- Family Share, John J. Yagjian et. al. Trustees, Agreement dated 3/28/91 (the "Trust") which Mr. Dunn may be deemed to beneficially own by virtue of his interest in the trust. Mr. Dunn disclaims beneficial ownership of the shares held by such trust except to the extent of his proportionate interest therein. Mr. Dunn is Chairman, President and Chief Executive Officer of the Company.

(10) Mr. Milliken is Vice President, Business Development of the Company.

(11) Includes 5,958 shares issuable upon exercise of options exercisable within 60 days of December 31, 1996. Ms. Bush is Vice President, Finance and Administration, Chief Financial Officer, Assistant Secretary and Director of the Company.

(12) Includes 35,306 shares issuable upon exercise of options exercisable within 60 days of December 31, 1996. Mr. Epstein is Vice President, Sales of the Company.

(13) Represents 16,046 shares issuable upon exercise of options exercisable within 60 days of December 31, 1996. Mr. Swarup is Director, Marketing of the Company.

(14) Represents 12,395 shares issuable upon exercise of options exercisable within 60 days of December 31, 1996.

(15) Includes 3,597,973 shares beneficially owned by entities affiliated with Messrs. Gold, Henkens, Miyamoto, Pidwell and Wolken for which they disclaim beneficial ownership of the shares held by such entities except to the extent of their proportionate partnership interests therein. Also includes 94,944 shares issuable upon exercise of options exercisable within 60 days of December 31, 1996.

(16) Includes an aggregate of 16,352 shares issuable pursuant to currently exercisable options.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, par value $0.001 per share, and 2,000,000 shares of undesignated Preferred Stock, par value $0.001 per share, after giving effect to the amendment and restatement of the Company's Certificate of Incorporation to delete references to the Series A Preferred Stock and Series B Preferred Stock and increase the authorized number of shares of Common Stock, which will occur upon conversion of such Preferred Stock into Common Stock upon the closing of this offering.

COMMON STOCK


     As of December 31, 1996, there were 5,761,307 shares of Common Stock outstanding that were held of record by approximately 52 stockholders (as adjusted to reflect the conversion of all outstanding shares of the Company's Series A Preferred Stock and Series B Preferred Stock into Common Stock at a one-to-one ratio upon the completion of this offering). Stock options to purchase an aggregate of 1,006,867 shares of Common Stock were outstanding as of December 31, 1996. Warrants to purchase an aggregate of 63,250 shares of Preferred and Common Stock were also outstanding (as adjusted to reflect the conversion of all outstanding shares of Preferred Stock). There will be 7,906,307 shares of Common Stock outstanding (assuming no exercise outstanding warrants or the Underwriters' over-allotment option or exercise of outstanding options under the Company's stock and option plans after December 31, 1996) after giving effect to the sale of the shares of Common Stock to the public offered hereby.


     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Until the Company has at least 800 stockholders of record and its stock is listed on the Nasdaq National Market (a "Listed Corporation"), the Company's stockholders have the right to cumulate their votes with respect to the election of directors. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding Preferred Stock. The Common Stock has no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions available to the Common Stock. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon completion of this offering, the Board of Directors will be authorized to issue 2,000,000 shares of undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the

Company has no plans to issue any shares of Preferred Stock. See "Risk Factors -- Blank Check Preferred Stock; Anti-Takeover Provisions."

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     The holders of 4,177,708 shares of Common Stock or warrants exercisable for Common Stock (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an investors' rights agreement (the "Rights Agreement") between the Company and the holders of Registrable Securities. The holders of at least 40% of the Registrable Securities may require, on two occasions at any time after six months following the effective date of this offering, that the Company use its best efforts to register the Registrable Securities for public resale; provided, among other limitations, that the proposed aggregate selling price, prior to deductions for underwriting discounts and commissions, is at least $7.5 million. The Company may delay such registration by up to 90 days if the Company's Board of Directors determines that it would be seriously detrimental to the Company and its stockholders to file such registration statement. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares of Common Stock in the registration. A holder's right to include shares is subject to certain conditions and limitations, including lock-up agreements restricting the sale of such shares for 180 days after the effective date of the registration statement filed in connection with this offering and the right of the underwriters to limit the number of shares included in such registration. Holders of Registrable Securities may also require the Company, on no more than one occasion over any 12-month period, to register all or a portion of their Registrable Securities on Form S-3 when use of such form becomes available to the Company, provided, among other limitations, that the proposed aggregate selling price for shares offered thereby is at least $500,000. The right of holders of Registrable Securities to have such shares registered on Form S-3 is subject to the right of the underwriters participating therein to limit the number of shares included in such registration. The Company may delay such registration on Form S-3 by up to 90 days if the Company's Board of Directors determines that it would be seriously detrimental to the Company and its stockholders to file such registration statement. Subject to certain limitations contained in the Rights Agreement, all fees, costs and expenses of registrations effected pursuant to the Rights Agreement must be borne by the Company and all selling expenses (including underwriting discounts and selling commissions) relating to Registrable Securities must be borne by the holders of the securities being registered.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

     The Company's Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders and eliminates cumulative voting in the election of directors upon qualification of the Company as a Listed Corporation. The Certificate of Incorporation and Bylaws also restrict the right of stockholders to change the size of the Board of Directors and to fill vacancies on the Board of Directors. Generally, the Certificate of Incorporation and Bylaws require that newly created directorships be filled by a majority vote of the Board of Directors then in office. The Bylaws also establish procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors or for stockholder proposals to be submitted at stockholder meetings. In addition, the Company's Certificate of Incorporation provides that the Board of Directors is divided into three classes of directors, with each class serving a staggered three-year term, as of the record date of the Company's first annual stockholders' meeting when the Company is exempt from Section 2115 of the California Corporations Code. A classified board may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. The amendment of any of these provisions requires approval by holders of 66.67% or more of the outstanding Common Stock. The Certificate of Incorporation also authorizes the issuance of up to 2,000,000 shares of Preferred Stock. The rights of the holders of the Common Stock will be subject to, and may be subordinated to, the rights of the holders of any Preferred Stock that may be issued in the future and, as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. The Company has no present plan to issue shares of Preferred Stock.

     These provisions of the Company's charter documents could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors and therefore may discourage another person or entity from making a tender offer for the Company's Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management. In addition, these provisions could have the effect of making it more difficult for proposals favored by the stockholders to be presented for stockholder consideration.

     The Company has also included in its Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware Law and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law.

     The Company is subject to the provisions of Section 203 of the Delaware General Corporate Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. In addition, upon completion of this offering, certain provisions of the Company's charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Harris Trust Company of California. Its address is 601 South Figueroa Street, Suite 4900, Los Angeles, CA 90017, and its telephone number is (213) 239-0600.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 7,906,307 shares of Common Stock, assuming no exercise of options or warrants after December 31, 1996. Of these shares, 2,600,000 shares (assuming no exercise of the underwriters' over-allotment option) will be freely tradable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act. The remaining 5,306,307 shares will be "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares"). Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

     5,672,027 shares of Common Stock (including approximately 353,811 shares issuable upon exercise of vested options) will be eligible for sale after expiration of a contractual lock-up beginning 181 days after the effective date of the Registration Statement containing this Prospectus, unless earlier released, in whole or in part, by Cowen & Company.

     On February 20, 1997, the Securities and Exchange Commission announced the adoption of certain changes to Rule 144 to reduce the holding period requirements contained in Rule 144 to permit the resale of limited amounts of restricted securities by any person after a one-year, rather than a two-year, holding period. Such amendment also permits unlimited resales of restricted securities held by non-affiliates of an issuer after a holding period of two years, rather than three years. Such changes shall become effective on a date which is 60 days following official publication of the changes to Rule 144.

     In general, under the new Rule 144, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed to be "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 79,063 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the Restricted Shares proposed to be sold (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144. The Company intends to register on a Form S-8 registration statement under the Securities Act, during the 180-day lockup period, (i) assuming no exercise of options after December 31, 1996, a total of 1,006,867 shares of Common Stock issuable upon exercise of outstanding options under the 1995 Stock Plan, (ii) 1,909,536 shares reserved for issuance under the 1995 Stock Plan, (iii) 200,000 shares of Common Stock reserved for issuance under the 1997 Directors' Plan and
(iv) 400,000 shares of Common Stock reserved for issuance under the 1997 Employee Purchase Plan. Such registration will permit the resale of shares so registered by non-affiliates in the public market without restriction under the Securities Act.

     After this offering, the holders of 4,177,708 shares of Common Stock (assuming exercise of outstanding warrants for 63,250 shares of Common Stock) are entitled to certain demand and piggyback rights with respect to registration of such shares under the Securities Act. See "Description of Capital
Stock -- Registration Rights of Certain Holders." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. If such holders, by exercising their demand registration rights, cause securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to include in a Company initiated registration any Registrable Securities pursuant to the exercise of piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital or the cost thereof.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Cowen & Company, Robertson, Stephens & Company LLC and SoundView Financial Group, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                                                 NUMBER
                                       NAME                                     OF SHARES
    --------------------------------------------------------------------------  ---------
    Cowen & Company...........................................................
    Robertson, Stephens & Company LLC.........................................
    SoundView Financial Group, Inc............................................
                                                                                ---------
              Total...........................................................  2,600,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below), if any such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price less a concession
not in excess of $          per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.


     The Company has granted to the Underwriters an option, exercisable for up to 30 days after the date of this Prospectus, to purchase up to an aggregate of 390,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them as shown in the foregoing table bears to the 2,600,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.


     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company, the Selling Stockholders, the Company's officers and directors and certain of the Company's stockholders and optionholders have agreed, subject to certain limited exceptions, not directly or indirectly, to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any right to acquire Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent (which consent may be given, without notice to the Company's stockholders or other public announcement) of Cowen & Company. Cowen & Company has advised the Company that it has no present intention of releasing any of the Company's stockholders or optionholders from such lock-up agreements until the expiration of such 180-day period. See "Shares Eligible for Future Sale."

     The Representative have advised the Company that the Underwriters do not intend to confirm sales in excess of 5% of the shares offered hereby to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price will be determined by negotiation between the Company and the Representatives. Among the factors to be considered in such negotiations will be the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies that the Company and the Representatives believe to be comparable to the Company, the estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of the Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS


     The validity of the Common Stock offered hereby will be passed upon for the Company by Venture Law Group, A Professional Corporation, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Morrison & Foerster LLP, San Francisco, California. As of the date of this Prospectus, certain attorneys at Venture Law Group, including Michael W. Hall, the Company's Secretary and a Director of Venture Law Group, and certain affiliated partnerships beneficially own an aggregate of 20,798 shares of the Company's Common Stock.


                                    EXPERTS

     The consolidated financial statements of AccelGraphics, Inc. as of December 31, 1995 and 1996 and for the years then ended included in this Prospectus have been so included in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Registration Statement is also available through the Commission's Website on the World Wide Web at the following address: http://www.sec.gov.

                              ACCELGRAPHICS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................  F-2
Consolidated Balance Sheet as of December 31, 1995 and 1996...........................  F-3
Consolidated Statement of Operations for the years ended December 31, 1995 and 1996...  F-4
Consolidated Statement of Stockholders' Deficit for the years ended December 31, 1995 and 1996............................................................................  F-5
Consolidated Statement of Cash Flows for the years ended December 31, 1995 and 1996...  F-6
Notes to Consolidated Financial Statements............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of AccelGraphics, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of AccelGraphics, Inc. and its subsidiary at December 31, 1995 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP
San Jose, California
January 30, 1997, except as to Note 1
(reincorporation and reverse stock split),
which is as of March 13, 1997

                              ACCELGRAPHICS, INC.

                           CONSOLIDATED BALANCE SHEET
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      PRO FORMA
                                                                                     STOCKHOLDERS'
                                                                 DECEMBER 31,         EQUITY AT
                                                               -----------------     DECEMBER 31,
                                                                1995       1996          1996
                                                               ------     ------     ------------
                                                                                     (UNAUDITED)
                                                                                       (NOTE 1)
ASSETS
Current assets:
  Cash and cash equivalents..................................  $1,373     $2,979
  Accounts receivable, net of allowances of $45 and $495.....   1,084      4,392
  Inventories................................................   1,011        507
  Prepaid expenses...........................................      48         49
                                                               ------     ------
          Total current assets...............................   3,516      7,927
Property and equipment, net..................................     435        512
                                                               ------     ------
                                                               $3,951     $8,439
                                                               ======     ======

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED
  STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of capital lease obligation................  $   --     $   16
  Accounts payable...........................................     502      1,466
  Accrued liabilities........................................     426      1,123
  Customer advances..........................................      58        292
                                                               ------     ------
          Total current liabilities..........................     986      2,897
                                                               ------     ------
Capital lease obligation, net of current portion.............      --         34
                                                               ------     ------
Subordinated convertible note payable to related party.......   1,748      1,748
                                                               ------     ------
Mandatorily redeemable convertible preferred stock...........   5,745      8,930        $   --
                                                               ------     ------        ------
Commitments (Note 8)
Stockholders' equity (deficit):
  Preferred Stock, $0.001 par value, 10,000 shares authorized actual; 2,000 shares authorized, none issued and
     outstanding pro forma...................................      --         --            --
  Common Stock, $0.001 par value, 50,000 shares authorized;
     1,071 and 1,253 shares issued and outstanding actual;
     5,761 shares issued and outstanding pro forma...........       1          1             6
  Additional paid-in capital.................................      80        785         9,710
  Notes receivable from stockholders.........................     (75)       (89)          (89)
  Deferred stock compensation................................      --       (396)         (396)
  Cumulative translation adjustment..........................      --         (5)           (5)
  Accumulated deficit........................................  (4,534)    (5,466)       (5,466)
                                                               ------     ------        ------
          Total stockholders' equity (deficit)...............  (4,528)    (5,170)       $3,760
                                                                                        ======
                                                               ------     ------
                                                               $3,951     $8,439
                                                               ======     ======

  The accompanying notes are an integral part of these consolidated financial statements.

                              ACCELGRAPHICS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                                               YEAR ENDED
                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Revenues.................................................................  $ 3,911     $18,671
Cost of revenues.........................................................    2,501      12,077
                                                                           -------     -------
  Gross profit...........................................................    1,410       6,594
                                                                           -------     -------
Operating expenses:
  Research and development...............................................    2,618       2,663
  Sales and marketing....................................................    2,154       3,635
  General and administrative.............................................    1,039       1,131
                                                                           -------     -------
     Total operating expenses............................................    5,811       7,429
                                                                           -------     -------
Loss from operations.....................................................   (4,401)       (835)
Interest expense.........................................................     (183)       (145)
Other income, net........................................................      119          48
                                                                           -------     -------
Net loss.................................................................  $(4,465)    $  (932)
                                                                           =======     =======
Pro forma net loss per share (unaudited) (Note 1)........................              $ (0.15)
                                                                                       =======
                                                                                         6,272
Shares used in pro forma per share calculation (unaudited) (Note 1)......              =======

  The accompanying notes are an integral part of these consolidated financial statements.

                              ACCELGRAPHICS, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                 (IN THOUSANDS)

                                                                  NOTES                                                   TOTAL
                              COMMON STOCK       ADDITIONAL     RECEIVABLE       DEFERRED      CUMULATIVE     ACCUM-      STOCK-
                            -----------------     PAID-IN          FROM           STOCK        TRANSLATION    ULATED     HOLDERS'
                            SHARES    AMOUNTS     CAPITAL      STOCKHOLDERS    COMPENSATION    ADJUSTMENT     DEFICIT    DEFICIT
                            ------    -------    ----------    ------------    ------------    -----------    -------    --------
Balance at December 31,
  1994....................    910       $ 1         $ 60           $(55)          $    -           $ -        $  (69)    $   (63)
Common Stock options
  exercised...............    202         -           31            (20)               -             -             -          11
Repurchase of Common
  Stock...................    (41)        -          (11)             -                -             -             -         (11)
Net loss..................      -         -            -              -                -             -        (4,465)     (4,465)
                                         --
                            -----                   ----           ----            -----           ---        -------    -------
Balance at December 31,
  1995....................  1,071         1           80            (75)               -             -        (4,534)     (4,528)
Common stock options
  exercised...............    129         -           23            (13)               -             -             -          10
Repayment of stockholder
  loan....................      -         -            -              2                -             -             -           2
Interest on notes
  receivable..............      -         -            -             (3)               -             -             -          (3)
Deferred compensation
  related to stock
  options.................      -         -          608              -             (608)            -             -           -
Stock issued in exchange
  for services............     53         -           74              -                -             -             -          74
Amortization of deferred
  compensation............      -         -            -              -              212             -             -         212
Translation adjustment....      -         -            -              -                -            (5)            -          (5)
Net loss..................      -         -            -              -                -             -          (932)       (932)
                                         --
                            -----                   ----           ----            -----           ---        -------    -------
Balance at December 31,
  1996....................  1,253       $ 1         $785           $(89)          $ (396)          $(5)       $(5,466)   $(5,170)
                            =====        ==         ====           ====            =====           ===        =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                             ACCELERGRAPHICS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     YEAR ENDED DECEMBER 31,
                                                                     ------------------------
                                                                       1995          1996
                                                                     --------     -----------
Cash flows from operating activities:
Net loss...........................................................  $(4,465)       $  (932)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization.................................      158            228
     Stock compensation expense and other..........................       98            283
     Changes in assets and liabilities:
       Accounts receivable.........................................   (1,084)        (3,308)
       Inventories.................................................     (130)           504
       Prepaid expenses............................................       20             (1)
       Accounts payable............................................      340            964
       Accrued liabilities.........................................      426            697
       Customer advances...........................................       58            234
                                                                     -------        -------
          Net cash used in operating activities....................   (4,579)        (1,331)
                                                                     -------        -------
Cash flows from investing activities:
  Acquisition of property and equipment............................     (245)          (251)
                                                                     -------        -------
          Net cash used in investing activities....................     (245)          (251)
                                                                     -------        -------
Cash flows from financing activities:
  Principal repayment of note payable/capital lease obligation.....     (470)            (4)
  Proceeds from issuance of notes payable..........................      470              -
  Proceeds from repayment of stockholder notes.....................        -              2
  Net proceeds from issuance of Common Stock.......................        -             10
  Proceeds from issuance of Preferred Stock........................    4,095          3,185
                                                                     -------        -------
          Net cash provided by financing activities................    4,095          3,193
                                                                     -------        -------
Effect of exchange rate on cash....................................        -             (5)
                                                                     -------        -------
Net increase (decrease) in cash and cash equivalents...............     (729)         1,606
Cash and cash equivalents at beginning of year.....................    2,102          1,373
                                                                     -------        -------
Cash and cash equivalents at end of year...........................  $ 1,373        $ 2,979
                                                                     =======        =======
Supplemental cash flow disclosures:
  Interest paid....................................................  $    47        $   135
Supplemental disclosure of noncash financing activities:
  Property and equipment acquired under capital leases.............  $     -        $    54
  Conversion of note payable to Preferred Stock....................  $ 1,650        $     -

  The accompanying notes are an integral part of these consolidated financial statements.

                              ACCELGRAPHICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES:

  The Company

     AccelGraphics, Inc. (the "Company") designs, develops and markets high-performance, cost-effective, 3-dimensional graphics subsystems, software accelerators and application utility software products for the professional Windows NT and Windows 95 market. The Company was incorporated in April 1994 in the State of California and commenced operations in late 1994.

  Reincorporation and reverse stock split

     Upon the completion of the offering, the Board of Directors will be authorized to issue 2,000,000 shares of undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and number of shares constituting any series or the designation of such series, without further action or vote by the stockholders.


     In March 1997, the Company was reincorporated in Delaware, effected a one-for-two reverse split of its common and preferred stock and increased its authorized common stock to 50,000,000 shares.


     All references to share and per share amounts of Common and Preferred stock and other data in these consolidated financial statements have been retroactively restated to reflect the reincorporation and reverse stock split.

  Basis of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, AccelGraphics Deutschland, which was incorporated in December 1995. All significant intercompany accounts and transactions have been eliminated.

  Fiscal year end

     The Company operates under a 52-53 week fiscal year which ends on the Friday closest to December 31. Fiscal 1995 and 1996 were 52 week years. For convenience of presentation, the accompanying consolidated financial statements have been shown as ending on December 31 of each year.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Translation of foreign currencies

     The functional currency of the Company's wholly owned subsidiary is the local currency. Accordingly, all assets and liabilities are translated into United States dollars at current exchange rates as of the respective balance sheet date. Revenue and expense items are translated using the average exchange rates prevailing during the period. Gains and losses resulting from translation are accumulated as a component of stockholders' deficit. The Company's sales are denominated in United States dollars. Net gains and losses resulting from foreign exchange transactions were not significant during the periods presented.

                              ACCELGRAPHICS, INC.

  Revenue recognition

     Revenues from product sales are generally recognized upon product shipment, less an allowance for estimated future returns and exchanges. Provision for the cost of technical support services claims and estimated future warranty for the company's hardware products are recorded as a cost of revenues upon recognition of related revenues.

     Revenues from software products are recognized in accordance with the provisions of Statement of Position 91-1, "Software Revenue Recognition." Revenues from software products have not been significant to date.

  Cash and cash equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Inventories

     Inventories are stated at the lower of first-in, first-out cost or market.

  Research and development costs

     Expenditures for research and development are charged to expense as incurred. Certain software development costs are capitalized after technological feasibility has been established. Development costs incurred in the period between achievement of technological feasibility, which the Company defines as the establishment of a working model, until the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs. Non-recurring engineering fees are reflected as a reduction of research and development expense in the period earned. During 1996, the Company recognized $190,000 of such fees based upon milestones, and the Company has no further obligations under this agreement.

  Property and equipment

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease term.

  Concentration of credit risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and trade accounts receivable. The Company places its cash and cash equivalents in checking and market rate accounts in high credit quality financial institutions. The Company's trade accounts receivable are derived from sales to dealers, original equipment manufacturers and distributors located primarily in the U.S. and Europe. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

     Revenues from the Company's former customer, NeTpower, Inc., comprised 16.6% of revenues in 1995. Revenues from Digital Equipment Corporation and Hewlett-Packard Company were 27.9% and 22.8%, respectively, of revenue in 1996.

     Revenues from export sales, primarily Europe, were approximately $850,000 and $5,780,000 during 1995 and 1996, respectively.

                              ACCELGRAPHICS, INC.

     Three customers accounted for 46.5%, 13.4% and 12.6% of the accounts receivable balance at December 31, 1996.

  Accounting for stock-based compensation

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In January 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation" (see Note 7).

  Pro forma balance sheet (unaudited)

     If the offering contemplated by this prospectus (the "Offering") is consummated, all shares of mandatorily redeemable convertible preferred stock outstanding at the closing date will automatically convert into an aggregate of approximately 4,509,000 shares of common stock. The pro forma effect of this transaction has been reflected in the accompanying unaudited pro forma stockholders' equity as of December 31, 1996.

  Pro forma net loss per share (unaudited)

     Pro forma net loss per share is computed using the weighted-average number of common and common equivalent shares outstanding during the periods. Common equivalent shares consist of mandatorily redeemable convertible preferred stock (using the if-converted method) and stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is antidilutive, except that, pursuant to the rules of the Securities and Exchange Commission, common equivalent shares (using the treasury stock method and assumed public offering price) issued subsequent to February 7, 1996 have been included in the computation as if they were outstanding for all periods presented. Prior period earnings per share data have not been presented since such amounts are not deemed meaningful. The effect on net loss per share of the anticipated repayment of the subordinated convertible related party note payable using proceeds from the public offering is antidilutive, consequently no supplemental loss per share have been presented.

NOTE 2 -- RELATED-PARTY TRANSACTIONS:

     The Company has a subordinated convertible note payable to a related party. (see Note 5).

     The Company has made loans to certain employees totaling $82,000 for the purchase of common stock. These loans accrue interest at fixed rates ranging between 5.26% and 7.32% per annum and are due on the earlier of November 9, 1998 or termination of employment with the Company. Upon termination of employment, the Company has the option to repurchase the unvested shares by canceling the related portion of the loan.

     The Company purchased marketing services from a distributor who is also a common stockholder for $108,000 and $12,000 in 1995 and 1996, respectively. These amounts have been recorded in the 1995 and 1996 consolidated statement of operations as sales and marketing expense. The Company recognized revenue from this distributor of $109,000 and $1,195,000 in 1995 and 1996, respectively.

     The Company's outside legal counsel are Series A and Series B stockholders. The Company incurred legal expenses to this stockholder of $89,000 and $121,000 during 1995 and 1996, respectively.

                              ACCELGRAPHICS, INC.

NOTE 3 -- BALANCE SHEET COMPONENTS:

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1995       1996
                                                                     ------     ------
                                                                      (IN THOUSANDS)
        Inventories:
          Raw materials............................................  $  455     $  144
          Work-in-process..........................................     493         41
          Finished goods...........................................      63        322
                                                                     ------       ----
                                                                     $1,011     $  507
                                                                     ======       ====
        Property and equipment:
          Office furniture and equipment...........................  $  587     $  871
          Leasehold improvements...................................       6         27
                                                                     ------       ----
                                                                        593        898
          Less: accumulated depreciation and amortization..........    (158)      (386)
                                                                     ------       ----
                                                                     $  435     $  512
                                                                     ======       ====

        At December 31, 1996 the Company had $54,000 of capitalized lease equipment and related accumulated amortization of $5,000.

        Accrued liabilities:
          Accrued employee compensation............................  $  240     $  616
          Warranty reserve, customer support and other.............     186        507
                                                                       ----       ----
                                                                     $  426     $1,123
                                                                       ====       ====

NOTE 4 -- LINE OF CREDIT:

     The Company has a revolving line of credit agreement with a bank, which, through October 1997, provides for maximum borrowings in an amount up to the lower of 80% of eligible accounts receivable or $3,000,000. Borrowings under the line are secured by all of the Company's assets and bear interest at the bank's prime rate plus 0.25% per annum (8.5% at December 31, 1996). The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth and profitability and also restricts the Company's ability to pay cash dividends. At December 31, 1996, there were no borrowings and $1,109,000 of standby letters of credit to vendors outstanding under the line of credit.

NOTE 5 -- SUBORDINATED CONVERTIBLE NOTE PAYABLE TO A RELATED PARTY:

     In December 1994, the Company issued a subordinated convertible note payable in the amount of $3,300,000 to Kubota Corporation ("Kubota"). In connection with the issuance of its Series A Preferred Stock in June 1995, Kubota converted $1,650,000 of the note into 990,000 shares Series of A Preferred Stock. The outstanding balance of $1,650,000, together with accrued interest of $98,000, was replaced with a new subordinated convertible note payable of $1,748,000 which is due on June 20, 1998. Interest at the prime rate (8.25% at December 31, 1996) is payable on a quarterly basis. Interest expense under the note payable was $178,000 and $144,000 during the years ended December 31, 1995 and 1996, respectively. In the event the Company undertakes a dilutive issuance of stock, the note is convertible into Kubota's pro rata share of the new stock being issued as such new stock's issuance price.

NOTE 6 -- MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     The Company has authorized 10,000,000 shares of Preferred Stock -- $0.001 par value, of which 3,477,000, 3,477,000, 1,100,000 and 1,100,000 shares have been designated Series A, Series A-1, Series B and

                              ACCELGRAPHICS, INC.

Series B-1 Mandatorily Redeemable Convertible Preferred Stock, respectively (collectively referred to as "Preferred Stock").

     A summary of Preferred Stock activity is as follows (in thousands, except per share amounts):

                                                                         SHARES     AMOUNT
                                                                         -------    -------
    Balance at December 31, 1994.......................................       --    $    --
    Issuance of Series A Preferred Stock (June 1995)
      at $1.67 per share for cash......................................    1,707      2,845
    Issuance of Series A Preferred Stock (June 1995)
      at $1.67 per share upon conversion of note with Kubota
      Corporation......................................................      990      1,650
    Issuance of Series A Preferred Stock (July 1995)
      at $1.67 per share for cash......................................      750      1,250
                                                                          ------     ------
    Balance at December 31, 1995.......................................    3,447      5,745
    Issuance of Series B Preferred Stock (March 1996)
      at $3.00 per share for cash......................................    1,062      3,185
                                                                          ------     ------
    Balance at December 31, 1996.......................................    4,509    $ 8,930
                                                                          ======     ======

     At December 31, 1996, no Series A-l or Series B-1 Preferred Stock has been issued.

     Holders of Preferred Stock have certain rights, preferences and restrictions with respect to dividends, redemption, conversion, liquidation, antidilution and voting as set forth in the amended and restated Articles of Incorporation, which are summarized below:

  Dividends

     Holders of Series A and Series B Preferred Stock are entitled to receive noncumulative, preferential annual dividends when declared of $0.167 and $0.30, respectively, per share. Under the California Corporations Code, the Company is legally restricted from distributing dividends because of its accumulated deficit.

  Redemption

     With consent of the holders of no less than 60% of the respective series of the then outstanding Preferred Stock, on or after June 20, 2001 (for Series A) and on or after March 7, 2002 (for Series B), the Company must redeem one-third of the outstanding shares of the respective series of Preferred Stock that are requested to be redeemed (by such holders) per year until all such shares of Preferred Stock are redeemed. The Redemption price for Series A and Series B will be the original issue price plus declared and unpaid dividends.

  Conversion

     Each share of Preferred Stock is convertible at the option of the holder into one share of Common Stock. Such Conversion Price is subject to adjustment to give effect to certain dilutive events that may occur. Conversion occurs automatically for each share of Preferred Stock upon closing of an underwritten public offering with a minimum price per share of $7.00 and aggregate proceeds to the Company of at least $7,500,000.

  Liquidation

     In the event of liquidation, acquisition, merger or sale of substantially all of the assets of the Company, holders of Series A and Series B Preferred Stock are entitled to a per share distribution in preference to holders of Common Stock equal to $1.67 and $3.00, respectively, plus any declared but unpaid dividends. Thereafter, any excess, up to specified levels, will be distributed pro rata to all stockholders on an if converted basis. In the event funds are insufficient to make a complete distribution to the holders of Preferred Stock, as

                              ACCELGRAPHICS, INC.

described above, the remaining assets of the Company will be distributed to the holders of Preferred Stock in proportion to the aggregate preferential amounts owed to such holders upon a liquidation, dissolution or winding up of the Company.

  Antidilution

     In the event the Company issues any shares of stock for a price per share that is less than the conversion price for the Preferred Stock, then the conversion price is adjusted in proportion to the dilutive effect of the new shares issued.

  Voting

     The holders of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which the Preferred Shares could then be converted. The holders of Preferred Stock have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

NOTE 7 -- COMMON STOCK AND STOCK OPTION PLAN:

  Common Stock

     At December 31, 1996, there were approximately 1,152,000 shares of Common Stock which were sold to certain employees and consultants as restricted stock. These shares may be repurchased at the Company's option if the employee or consultant terminates services prior to vesting, generally over four years. 372,000 shares of such restricted stock were not vested and thus subject to thus such repurchase at December 31, 1996.

  Stock Plan

     The 1995 Stock Plan (the "Plan"), authorizes the Board of Directors to grant incentive stock options, nonstatutory stock options and stock purchase rights to employees and consultants. Under the Plan, incentive stock options are granted at a price not less than 100% of the fair market value of the Company's Common Stock and at a price not less than 110% of the fair market value for grants to employees who owned more than 10% of the voting power of all classes of stock on the date of grant, as determined by the Company's Board of Directors. Nonqualified stock options may be granted at a price not less than 85% of the fair market value of the Common Stock and at a price not less than 110% of the fair market value for grants to a person who owned more than 10% of voting power of all classes of stock on the date of grant, as determined by the Board of Directors. Stock purchase rights may be granted at a price not less than 85% of the fair market value of the Common Stock and at a price of 100% of the fair market value of the Common Stock for grants to a stockholder owning 10% or more of the Company's outstanding stock. Stock purchase rights expire 30 days after the date of grant. Options generally become exercisable at a rate of not less than 25% per year over a four year vesting period. At December 31, 1996, options authorized under the Plan were 2,000,000 (see Note 10) and options for approximately 610,000 shares were available for future grant.

                              ACCELGRAPHICS, INC.

     Transactions under the 1995 Stock Plan are summarized as follows (in thousands except per share amounts):

                                                              YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------
                                                           1995                    1996
                                                    -------------------     -------------------
                                                               WEIGHTED                WEIGHTED
                                                               AVERAGE                 AVERAGE
                                                               EXERCISE                EXERCISE
                                                    SHARES      PRICE       SHARES      PRICE
                                                    ------     --------     ------     --------
    Outstanding at beginning of period............      --                     457      $ 0.17
      Granted.....................................     670      $ 0.16         723      $ 1.74
      Exercised...................................    (202)     $ 0.13        (129)     $ 0.17
      Canceled....................................     (11)     $ 0.15         (44)     $ 0.15
                                                    ------                  ------
    Outstanding at period end.....................     457      $ 0.17       1,007      $ 1.30
                                                    ======                  ======
    Options exercisable at period end.............     120      $ 0.17         155      $ 0.22
                                                    ======                  ======
    Weighted average grant date fair value of
      options granted during the year.............  $ 0.16                  $ 2.59
                                                    ======                  ======
    Weighted average grant date fair value of
      options granted during the year at exercise
      prices below market prices..................  $   --                  $ 1.53
                                                    ======                  ======

     During the year ended December 31, 1996, the Company granted options for the purchase of approximately 776,000 shares of Common Stock to employees at exercise prices ranging from $0.30 to $6.90 per share. Based in part on an independent valuation of the fair value of the Company's common stock as of July 1996 and December 1996, management has calculated deferred compensation of approximately $608,000 related to options granted during 1996. Such deferred compensation will be amortized over the vesting period relating to these options, of which $212,000 has been recorded during the year ended December 31, 1996.

     During 1996, the Company issued 53,000 shares to consultants for services rendered. Such issuances were recorded at fair market value.

     The following table summarizes information about employee stock options outstanding at December 31, 1996 (in thousands, except per share amounts):

                                                                                           OPTIONS EXERCISABLE
                                               OPTIONS OUTSTANDING                     ----------------------------
                              ------------------------------------------------------                       WEIGHTED
                                   WEIGHTED            AVERAGE           WEIGHTED                          AVERAGE
                                    NUMBER            REMAINING          AVERAGE            NUMBER         EXERCISE
  RANGE OF EXERCISE PRICES       OUTSTANDING       CONTRACTUAL LIFE   EXERCISE PRICE      EXERCISABLE       PRICE
----------------------------- ------------------   ----------------   --------------   -----------------   --------
$0.12 - $0.70................          815               9.10             $ 0.26              155           $ 0.22
$5.30 - $6.90................          192               9.88             $ 5.72               --               --
                                     -----               ----              -----              ---            -----
                                     1,007               9.25             $ 1.30              155           $ 0.22
                                     =====               ====              =====              ===            =====

                              ACCELGRAPHICS, INC.

  Fair Value Disclosures

     Had compensation expense for options granted in 1995 and 1996 been determined based on the fair value at the grant dates, as prescribed in FAS 123, the Company's net loss and pro forma net loss per share would have been as follows (in thousands except per share amounts):

                                                                  YEAR ENDED DECEMBER
                                                                          31,
                                                                  --------------------
                                                                    1995        1996
                                                                  --------     -------
        Net loss:
          As reported............................................. $(4,465)    $ (932)
          Pro forma...............................................  (4,468)      (948)
        Pro forma net loss per share (unaudited):
          As reported.............................................             $(0.15)
          Pro forma...............................................              (0.15)

     The fair value of each option grant is estimated as of the date of grant using the minimum value method with the following assumptions used for grants during the applicable period: no dividend yield for both periods; risk-free interest rates of 5.3% to 7.4% for options granted during the year ended December 31, 1995 and 5.1% to 6.7% for options granted during the year ended December 31, 1996; and a weighted average expected option term of 3.5 years for both periods.

     Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph and, because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects on results for future years.

  Warrants

     In conjunction with its line of credit agreement, the Company granted the bank warrants to purchase 30,000 shares of its Series A Preferred Stock at an exercise price of $1.67 per share. The warrants expire on October 10, 2000. The warrants had a nominal value at date of grant.

     In December 1995, in connection with a development agreement with a strategic partner, the Company granted a strategic partner warrants to purchase 26,250 shares of the Company's common stock at $3.00 per share. The warrants expire on the earlier of December 29, 1998 or an initial public offering of the Company's common stock. The warrants had a nominal value at date of grant.

     In conjunction with a lease line of credit, in July 1996 the Company granted the lessor warrants to purchase 7,000 shares of its Series B preferred stock at an exercise price of $3.00 per share. The warrants expire on the earlier of July 1, 2006 or an initial public offering of the Company's common stock. The warrants had a nominal value at date of grant.

NOTE 8 -- LEASES AND COMMITMENTS:

     The Company is obligated under a non-cancelable operating lease for office space and a non-cancelable capital lease for equipment. The leases expire at various times through 2000. The office lease agreement provides for rent abatement and scheduled rent increases and also contains an option to extend the lease for three years. Rent expense is recognized ratably over the lease term. Rent expense was $129,000 and $156,000 for the years ended December 31, 1995 and 1996, respectively.

                              ACCELGRAPHICS, INC.

     Future minimum lease commitments under these leases at December 31, 1996 are as follows (in thousands):

                                                                    OPERATING     CAPITAL
                                                                      LEASE        LEASE
                                                                    ---------     -------
        Year ending December 31,
          1997....................................................    $ 144        $  18
          1998....................................................       37           18
          1999....................................................       --           18
          2000....................................................       --            3
                                                                       ----         ----
                  Total...........................................    $ 181           57
                                                                       ====
          Less amount representing interest.......................                    (7)
                                                                                    ----
          Present value of capital lease obligation...............                    50
          Less current portion....................................                   (16)
                                                                                    ----
             Long term capital lease obligation...................                 $  34
                                                                                    ====

NOTE 9 -- INCOME TAXES:

     No provision for federal and state income taxes was recorded in 1995 or 1996 as the Company incurred net operating losses.

     Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1995      1996
                                                                     -------   -------
        Net operating loss carryforwards...........................  $ 1,365   $ 1,365
        Tax credit carryforwards...................................      100       200
        Nondeductible reserves and accruals........................      370       630
                                                                     -------   -------
          Total deferred tax assets................................    1,835     2,195
          Deferred tax asset valuation allowance...................   (1,835)   (2,195)
                                                                     -------   -------
                                                                     $    --   $    --
                                                                     =======   =======

     The Company has incurred losses since its inception through December 31, 1996. Management believes that based on the currently available evidence, including the Company's history of annual losses, the lack of carryback capacity to realize deferred tax assets, the annual limitation on the utilization of net operating loss carryforwards, the uncertainty of the development of the market in which the Company competes and the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, it is more likely than not that the Company will not generate sufficient taxable income to realize the deferred tax asset. Accordingly, a full valuation allowance has been recorded.

     At December 31, 1996, the Company had federal and state net operating loss carryforwards of approximately $3,500,000 and $1,500,000, respectively, available to offset future taxable income. Such carryforwards expire beginning in 2010. The Company also has $100,000 each of federal and state research and development credit carryforwards. Utilization of approximately $2,500,000 of the Company's net operating loss and research and development credit carryforwards is subject to an annual limitation due to ownership change limitations prescribed by the Internal Revenue Code of 1986 and similar state provisions and may be further limited should another ownership change occur. The annual limitation may result in the expiration of the net operating loss and credit carryforwards before their utilization.

                              ACCELGRAPHICS, INC.

NOTE 10 -- SUBSEQUENT EVENTS:

     In January 1997, the Board of Directors, subject to stockholder approval, approved an increase in the number of shares reserved for issuance under the Company's 1995 Stock Option Plan by 1,300,000 to 3,300,000 shares.

     The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in January 1997 and will be approved by the stockholders in March 1997. A total of 400,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be implemented by a series of twelve month offering periods other than the first offering period commencing on or about February 1, and August 1, of each year. The first offering period is expected to commence on the effective date of this offering. The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board of Directors. Employees including officers and employee directors of the Company, or of any majority owned subsidiary designated by the Board of Directors, are eligible to participate in the Purchase Plan if they are employed by the Company or any such subsidiary for at least 20 hours per week and more than five months per year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning or end of the offering period.

     The Company's 1997 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in January 1997 and will be approved by the stockholders in March 1997. A total of 200,000 shares of Common Stock has been reserved for issuance under the Directors' Plan.

                                    APPENDIX

                        DESCRIPTION OF GRAPHICS AND ART

INSIDE COVER:

     An NT workstation with 3D overlapping graphics showing scientific visualization, mechanical CAD, entertainment and business graphics. The caption is "Accelerating Professional 3D Graphics for Windows NT."

GATEFOLD:

     Center of gatefold has six interlocked gears with a different picture on each gear. The pictures represent the hardware, graphics pipeline, value added software, ISV partners and AccelGraphics. Each corner of the gatefold has a copy of one or two of the gears. The following text is included throughout the gatefold:

Hardware Design and System Engineering

     AccelGraphics' in-depth understanding of the importance of layout, trace lines, memory interaction, 3D and 2D chip characteristics, software implementation, BIOS technologies and bus technology all contribute to building products and systems that deliver reliable performance. By focusing on system level design, the Company's 3D graphics subsystems integrate easily into Professional Workstations.

OpenGL 3D Expertise

     AccelGraphics enhances its products through a proprietary high-performance 3D software implementation of OpenGL and is a direct OpenGL licensee. The Company optimizes the performance of its OpenGL software library by eliminating much of the testing and branching required to process data and instruction streams, while adding routines optimized for various application profiles. This effort has resulted in what the Company believes is the fastest and most stable version of OpenGL available for Windows NT.

Focus on Value Added Software

     AccelGraphics provides value added 3D software applications to 3D graphics professionals. The Company has successfully developed and introduced its AccelVIEW 3D software product for AutoCAD and its Flying Carpet plug-in to Netscape Navigator and Microsoft Internet Explorer. The Company believes this offers an additional market opportunity for graphics subsystem upgrades as users look for increased productivity and performance.

Cultivate Relationships with ISVs

     AccelGraphics maintains engineering and marketing relationships with leading ISVs. For example, the Company successfully supported the migration to NT of UNIX software applications from EDS's Unigraphics division, Microsoft's Softimage and SDRC. The Company enhances the performance of its graphics subsystems with these applications and often becomes an ISV's initial preferred 3D graphics solution.

GRAPHIC IMAGE PAGE 26:

     The title is "3D Graphics Pipeline." Diagram of 4 small boxes in a top row connected by arrows pointing to the right. This row of boxes is separated by a second row of five boxes also connected by arrows pointing to the right. The rows of boxes are separated by a double row of dotted lines. The row of boxes above the line are labeled on the right as "Host CPU," the area between the dotted lines is labeled "Bus Interface" and the bottom row of boxes is labeled on the right as "Graphics Accelerator." The top right hand box is connected through the area identified as the "Bus Interface" to the bottom left hand box in the second row, with an arrow pointing toward the bottom box. The boxes are labeled as follows: along the top row from left to right "Application," "Application Programming Interface," "Geometry Transforms," "Lighting Calculations," along the second row of boxes from left to right "Polygon Processing," "Texture Mapping," "Z-buffer (depth) Calculations," "Pixel Processing," "Display Update."

INSIDE BACK COVER:

     The inside back cover is titled "Providing AccelGraphics' 3D Solutions for Windows NT Professionals." A copy of the six interlocked gears from the gatefold with the names of the Companies in AccelGraphics distribution channels above the drawing. In addition the following chart appears on the table.

Distributors                    OEMs                            Value Added Resellers
---------------------------------------------------------------------------------------------
- C2000                         - Digital Equipment             - Advanced Data Graphics
- Flexi Interactive             Corporation                     - Avcom Technologies
- Forefront Graphics            - Epson Direct Corporation      - CAD Research
- InterCAD                      - Hewlett-Packard               - JAR Associates
- Kubota Graphics               - Hitachi                       - MicroCAD Solutions
- Macrosun                      - Samsung Electronics Company   - New Technology Solutions
- Memorex Telex Japan           - Tri-Star Computer             - Rand Technologies
- MicroSouth                      Corporation
- Pedensia
- Performance Graphics
- Pioneer Standard
Electronics
- Scitech International
- TechnoGraphy
- Wyle Electronics

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

===============================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDERS, ANY OF THE UNDERWRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                         ------------------------------

                               TABLE OF CONTENTS

                                                Page
                                                ----
Prospectus Summary............................    3
Risk Factors..................................    5
Use of Proceeds...............................   16
Dividend Policy...............................   16
Capitalization................................   17
Dilution......................................   18
Selected Consolidated Financial Data..........   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................   20
Business......................................   27
Management....................................   40
Certain Transactions..........................   47
Principal and Selling Stockholders............   48
Description of Capital Stock..................   50
Shares Eligible for Future Sale...............   52
Underwriting..................................   54
Legal Matters.................................   55
Experts.......................................   55
Additional Information........................   56
Index to Financial Statements.................  F-1

                         ------------------------------

     UNTIL               , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

===============================================================
===============================================================

                                2,600,000 Shares

                                      LOGO

                                  Common Stock
                         ------------------------------
                                   PROSPECTUS
                         ------------------------------
                                COWEN & COMPANY

                         ROBERTSON, STEPHENS & COMPANY

                              SOUNDVIEW FINANCIAL
                                  GROUP, INC.

                                            , 1997
===============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Company's Bylaws require the Company to indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has entered into indemnification agreements with its directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware law. The indemnification agreements may require the Company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. The Company's Certificate of Incorporation provides for indemnification of its directors and officers to the maximum extent permitted by the Delaware law, and the Company's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, the Company has entered into Indemnification Agreements with its directors and officers. Reference is also made to the Underwriting Agreement indemnifying officers and directors of the Company against certain liabilities.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                          AMOUNT
                                                                        TO BE PAID
                                                                        -----------
            SEC registration fee....................................     $  10,873
            NASD filing fee.........................................         4,088
            Nasdaq National Market listing fee......................        45,000
            Printing and engraving expenses.........................       150,000
            Legal fees and expenses.................................       300,000
            Accounting fees and expenses............................       175,000
            Blue Sky qualification fees and expenses................        10,000
            Transfer Agent and Registrar fees.......................        12,000
            Miscellaneous fees and expenses.........................        43,039
                                                                            ------
              Total.................................................     $ 750,000
                                                                            ======

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     Since April 8, 1994 (the date of incorporation of the Company), the Company has issued and sold the following securities:

          1. In November 1994, pursuant to Section 4(2) of the Act, the Company issued and sold an aggregate of 910,312 shares of Common Stock to four founders at a purchase price of $0.06666 per share.

          2. On December 22, 1994, pursuant to Section 4(2) of the Act, the Company entered into a Convertible Note Purchase Agreement with Kubota Corporation, pursuant to which the Company issued Kubota Corporation a subordinated convertible promissory note carrying an initial principal amount of $3,300,000.

          3. In June and July 1995, pursuant to Rule 506 of Regulation D, the Company issued and sold, pursuant to a Series A Preferred Stock Purchase Agreement, an aggregate of 3,446,997 shares of Series A Preferred Stock to twelve investors at a purchase price of $1.66666 per share. In connection with this financing, Kubota Corporation converted $1,650,000 of the outstanding principal on the Convertible Note into 990,000 shares of Series A Preferred Stock.

          4. On October 11, 1995, pursuant to Rule 506 of Regulation D, the Company issued to Silicon Valley Bank a warrant for the purchase of up to 30,000 shares of Series A Preferred Stock at an exercise price of $1.66666 per share.

          5. On December 29, 1995, pursuant to Section 4(2) of the Act, the Company issued to Intel Corporation a warrant for the purchase of up to 26,250 shares of Common Stock at an exercise price of $3.00 per share.

          6. In March 1996, pursuant to Rule 506 of Regulation D, the Company issued and sold, pursuant to a Series B Preferred Stock Purchase Agreement, an aggregate of 1,061,660 shares of Series B Preferred Stock to 20 investors at a per share price of $3.00.

          7. On July 1, 1996, pursuant to Rule 506 of Regulation D, the Company issued to Phoenix Leasing Incorporated a warrant for the purchase of up to 7,000 shares of Series B Preferred Stock at an exercise price of $3.00 per share.

          8. From February 1995 through December 1996, pursuant to Rule 701 of Regulation D, the Company granted options under the 1995 Stock Plan to purchase an aggregate of 1,270,078 shares of Common Stock at exercise prices ranging from $0.12 to $6.90 per share to 62 employees, directors and consultants.

          9. From February 1995 through December 1996, pursuant to Rule 701 of Regulation D, the Company sold 175,749 shares of Common Stock at purchase prices ranging from $0.12 to $5.30 per share to 14 employees, directors and consultants, pursuant to restricted stock purchase agreements under the 1995 Stock Plan.

          10. From February 1995 through December 1996, pursuant to Rule 701 of Regulation D, the Company issued and sold 166,600 shares of Common Stock pursuant to the exercise of options granted under the 1995 Stock Plan at exercise prices ranging from $0.12 per share to $0.30 to 12 officers, employees and consultants.

The issuance of the above securities was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Act, Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The above securities deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Act were issued to "sophisticated" purchasers within the meaning of that exemption. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates, options and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


        NUMBER                                    DESCRIPTION
        ------     --------------------------------------------------------------------------
         1.1*      Form of Underwriting Agreement
         2.1*      Form of Agreement and Plan of Merger between Registrant and AccelGraphics,
                     Inc. (a California Corporation)
         2.2*      Asset Acquisition Agreement dated December 9, 1994 between the Company and
                     Kubota Graphics Corporation
         3.1*      Amended and Restated Articles of Incorporation of Registrant (California)
         3.2*      Certificate of Amendment to Articles of Incorporation of Registrant
                     (California)
         3.3*      Certificate of Incorporation of Registrant (Delaware)

        NUMBER                                    DESCRIPTION
        ------     --------------------------------------------------------------------------
         3.4*      Amended and Restated Certificate of Incorporation of Registrant (Delaware)
         3.5*      Amended and Restated Certificate of Incorporation of Registrant (Delaware)
         3.6*      Bylaws of Registrant (California)
         3.7*      Bylaws of Registrant (Delaware)
         3.8*      Amended and Restated Bylaws of Registrant (Delaware)
         4.1*      Specimen Common Stock Certificate
         4.2*      Warrant to Purchase shares of Common Stock
         4.3*      Warrant to Purchase shares of Series A Preferred Stock
         4.4*      Warrant to Purchase shares of Series B Preferred Stock
         4.5*      Convertible Note Purchase Agreement dated December 22, 1994 between the
                     Company and Kubota Corporation
         5.1*      Opinion of Venture Law Group, A Professional Corporation
         9.1*      Amended and Restated Voting Agreement dated March 7, 1996 between the
                     Company and certain holders of the Company's securities
        10.1*      1995 Stock Plan, as amended and forms of stock purchase and stock option agreement
        10.2*      1997 Directors' Stock Option Plan and form of stock option agreement
        10.3*      1997 Employee Stock Purchase Plan and form of subscription agreement
        10.4*      AccelGraphics, Inc. 401(k) Savings & Retirement Plan
        10.5*      Form of Indemnification Agreement (California)
        10.6*      Form of Indemnification Agreement (Delaware)
        10.7*      Amended and Restated Registration Rights Agreement dated as of July 1,
                     1996, between Registrant and holders of its Preferred Stock and warrant holders
        10.8*      Lease Agreement dated December 16, 1994 between the Company and John
                     Arrillaga, Trustee and Richard T. Perry, Trustee
        10.9*+     Digital Equipment Corporation OEM Agreement dated February 21, 1996 between the Company and Digital Equipment Corporation
        10.10*+    Product Purchase Agreement dated as of July 1, 1996 between the Company and Hewlett-Packard France
        10.11*+    Turnkey Agreement dated as of February 5, 1996 between the Company and MAT
                     Technologies Ltd.
        10.12*+    Software License Agreements dated August 8, 1995, January 23, 1996 and
                     July 5, 1996, respectively between the Company and 3D Labs Inc.
        10.13*+    Open GL License Agreement dated June 30, 1992, as amended, between the
                     Company and Kubota Pacific Computer
        10.14*     Silicon Valley Bank Loan Business Loan Agreement dated October 11, 1995, between the Company and Silicon Valley Bank
        10.15      Sublease Agreement dated as of March 31, 1997 between Registrant and
                     C-Cube Microsystems, Inc. and the related Sublease Agreement dated as of
                     December 8, 1996 between C-Cube Microsystems, Inc. and LSI Logic
                     Corporation and the Lease dated as of August 25, 1995 between Oak Creek
                     Delaware, Inc. and LSI Logic Corporation
        11.1*      Statement of Computation of Pro Forma Net Loss Per Share
        21.1*      Subsidiaries of Registrant
        23.1       Consent of Price Waterhouse LLP, Independent Accountants (included in
                     II-6)
        23.2*      Consent of Counsel (included in Exhibit 5.1)
        24.1*      Power of Attorney (included in II-5)
        27*        Financial Data Schedule


---------------

     *Previously filed.

     +Confidential treatment requested.

ITEM 28. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 24 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant will:

          (1) For determining any liability under the Act, treat the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), or (4) or 497(h) under the Act as part of this Registration Statement as of the time the Commission declared it effective.

          (2) For determining any liability under the Act, treat each post-effective amendment that contains a form of Prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this amendment to the registration statement to be signed on its behalf by the undersigned, in the City of San Jose, State of California, on this 9th day of April 1997.


                                          ACCELGRAPHICS, INC.

                                          By: /s/ JEFFREY W. DUNN
                                            Jeffrey W. Dunn
                                            President, Chief Executive Officer
                                            and Director

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated:


                   SIGNATURE                               TITLE                   DATE
-----------------------------------------------  -------------------------  -------------------

              /s/ JEFFREY W. DUNN                    President, Chief             April 9, 1997
-----------------------------------------------    Executive Officer and
               (Jeffrey W. Dunn)                    Director (Principal
                                                    Executive Officer)

               /s/ NANCY E. BUSH*                 Vice President, Finance         April 9, 1997
-----------------------------------------------  and Administration; Chief
                (Nancy E. Bush)                    Financial Officer and
                                                    Assistant Secretary
                                                 (Principal Financial and
                                                    Accounting Officer)
               /s/ DAVID E. GOLD*                        Director                 April 9, 1997
-----------------------------------------------
                (David E. Gold)

                /s/ JOS HENKENS*                         Director                 April 9, 1997
-----------------------------------------------
                 (Jos Henkens)

             /s/ SHINTARO MIYAMOTO*                      Director                 April 9, 1997
-----------------------------------------------
              (Shintaro Miyamoto)

               /s/ DAVID PIDWELL*                        Director                 April 9, 1997
-----------------------------------------------
                (David Pidwell)

               /s/ PETER WOLKEN*                         Director                 April 9, 1997
-----------------------------------------------
                (Peter Wolken)

           *By: /s/ JEFFREY W. DUNN                                               April 9, 1997
-----------------------------------------------
               (Jeffrey W. Dunn)
              (Attorney-in-fact)

                                                                    EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


     We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form SB-2 of our report dated January 30, 1997, except as to Note 1 (reincorporation and reverse stock split), which is as of March 13, 1997, relating to the consolidated financial statements of AccelGraphics, Inc., which appears in such Prospectus. We also consent to the reference to us under the headings "Selected Consolidated Financial Data" and "Experts" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Consolidated Financial Data."


/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP
San Jose, California

April 9, 1997

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
                                                                                       NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
------   --------------------------------------------------------------------------  ------------
 1.1*    Form of Underwriting Agreement
 2.1*    Form of Agreement and Plan of Merger between Registrant and AccelGraphics,
           Inc. (a California Corporation)
 2.2*    Asset Acquisition Agreement dated December 9, 1994 between the Company and
           Kubota Graphics Corporation
 3.1*    Amended and Restated Articles of Incorporation of Registrant (California)
 3.2*    Certificate of Amendment to Articles of Incorporation of Registrant
           (California)
 3.3*    Certificate of Incorporation of Registrant (Delaware)
 3.4*    Amended and Restated Certificate of Incorporation of Registrant (Delaware)
 3.5*    Amended and Restated Certificate of Incorporation of Registrant (Delaware)
 3.6*    Bylaws of Registrant (California)
 3.7*    Bylaws of Registrant (Delaware)
 3.8*    Amended and Restated Bylaws of Registrant (Delaware)
 4.1*    Specimen Common Stock Certificate
 4.2*    Warrant to Purchase shares of Common Stock
 4.3*    Warrant to Purchase shares of Series A Preferred Stock
 4.4*    Warrant to Purchase shares of Series B Preferred Stock
 4.5*    Convertible Note Purchase Agreement dated December 22, 1994 between the
           Company and Kubota Corporation
 5.1*    Opinion of Venture Law Group, A Professional Corporation
 9.1*    Amended and Restated Voting Agreement dated March 7, 1996 between the
           Company and certain holders of the Company's securities
10.1*    1995 Stock Plan, as amended and forms of stock purchase and stock option agreement
10.2*    1997 Directors' Stock Option Plan and form of stock option agreement
10.3*    1997 Employee Stock Purchase Plan and form of subscription agreement
10.4*    AccelGraphics, Inc. 401(k) Savings & Retirement Plan
10.5*    Form of Indemnification Agreement (California)
10.6*    Form of Indemnification Agreement (Delaware)
10.7*    Amended and Restated Registration Rights Agreement dated as of July 1,
           1996, between Registrant and holders of its Preferred Stock and warrant holders
10.8*    Lease Agreement dated December 16, 1994 between the Company and John
           Arrillaga, Trustee and Richard T. Perry, Trustee
10.9*+   Digital Equipment Corporation OEM Agreement dated February 21, 1996 between the Company and Digital Equipment Corporation
10.10*+  Product Purchase Agreement dated as of July 1, 1996 between the Company and Hewlett-Packard France
10.11*+  Turnkey Agreement dated as of February 5, 1996 between the Company and MAT
           Technologies Ltd.
10.12*+  Software License Agreements dated August 8, 1995, January 23, 1996 and
           July 5, 1996, respectively between the Company and 3D Labs Inc.
10.13*+  Open GL License Agreement dated June 30, 1992, as amended, between the
           Company and Kubota Pacific Computer

                                                                                     SEQUENTIALLY
                                                                                       NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
------   --------------------------------------------------------------------------  ------------
10.14*   Silicon Valley Bank Loan Business Loan Agreement dated October 11, 1995, between the Company and Silicon Valley Bank
10.15    Sublease Agreement dated as of March 31, 1997 between Registrant and
           C-Cube Microsystems, Inc. and the related Sublease Agreement dated as of
           December 8, 1996 between C-Cube Microsystems, Inc. and LSI Logic
           Corporation and the Lease dated as of August 25, 1995 between Oak Creek
           Delaware, Inc. and LSI Logic Corporation
11.1*    Statement of Computation of Pro Forma Net Loss Per Share
21.1*    Subsidiaries of Registrant
23.1     Consent of Price Waterhouse LLP, Independent Accountants (included in
           II-6)
23.2*    Consent of Counsel (included in Exhibit 5.1)
24.1*    Power of Attorney (included in II-5)
27*      Financial Data Schedule

---------------

     *Previously filed.

     +Confidential treatment requested.